UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 13 February 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Media Release
Quarter and year ended 31 December 2013
Reviewed Condensed Consolidated Results

Gold Fields achieved improvement in production and cost performance

JOHANNESBURG. 13 February 2014, Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings from continuing operations for the December 2013 quarter of US$14 million compared with US$12 million in the September 2013 quarter and US$127 million in the December 2012 quarter. In Rand terms the normalised earnings for the December 2013 quarter of R145 million compared with R120 million in the September 2013 quarter and R1,080 million in the December 2012 quarter.

Salient features

- Gold production up 21 per cent to 598,000 equivalent attributable ounces

- All-in sustaining costs down 3 per cent to US$1,054 per ounce and total all-in cost down 7 per cent to US$1,095 per ounce

- Total cash cost up marginally at US$776 per ounce and NCE down 4 per cent at US$1,026 per ounce

- Yilgarn South acquisition provides 114,000 ounces at NCE of US$977 per ounce in maiden quarter

- Impairments of US$672 million (R7.0 billion) as a result of lower gold price and higher discount rates

A final dividend of 22 SA cents per share (gross) is payable on 10 March 2014, giving a total dividend for the year ended December 2013 of 22 SA cents per share (gross).

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

Key achievements during the December 2013 quarter

In mid-2012 Gold Fields embarked on a fundamental shift in strategy away from an emphasis on ounces of production, to a primary focus on driving margins and cash flow. To this end, and to sustain our business in the long-term, we embarked on a process to engineer a sustainable and structural shift in the Group's cost and production base. This process continued through the December 2013 quarter and will carry on throughout 2014.

During the December 2013 quarter the Group made meaningful progress on all fronts of this process:

- **The Group achieved further success in its efforts to engineer a sustainable and structural shift in the Group's cost base**. The Group's all-in sustaining costs of US$1,054 per ounce for the quarter reflects an improvement of 3 per cent on the US$1,089 per ounce achieved in the September 2013 quarter and a 24 per cent improvement on the US$1,383 per ounce reported in the December 2012 quarter.

  The Group's total all-in cost of US$1,095 per ounce for the quarter reflects an improvement of 7 per cent on the US$1,176 per ounce achieved in the September 2013 quarter and a 32 per cent improvement on the US$1,621 per ounce reported in the December 2012 quarter.

  Seven of our eight mines – including the newly acquired Darlot, Lawlers and Granny Smith mines (the "Yilgarn South assets") – achieved an all-in cost of below US$1,265 per ounce, which is the average gold price for the quarter. These are Cerro Corona (US$207 per ounce); Granny Smith (US$888 per ounce); Agnew/Lawlers (US$929 per ounce); St Ives (US$1,091 per ounce); Tarkwa (US$1,096 per ounce); Darlot (US$1,132 per ounce); and Damang (US$1,261 per ounce). During the quarter, Damang and Darlot implemented a range of operational improvements, which have significantly reduced their costs and enabled them to return to profitability.

  South Deep's all-in cost of US$1,436 per ounce (R466,908 per kilogram) was 10 per cent lower than the US$1,599 per ounce (R513,149 per kilogram) achieved in the September 2013 quarter and 41 per cent lower than the all-in cost for the quarter ended 31 December 2012 of US$2,436 per ounce (R679,026 per kilogram). During the quarter, South Deep's cost base was right-sized to match its slower than anticipated production build-up, as discussed below.

  If South Deep is excluded, then the Group all-in cost is US$1,040 per ounce for the December 2013 quarter, indicating the robustness of the international portfolio, including for the first time the Yilgarn South assets.

- **Production has increased by 21 per cent with the successful integration of the Yilgarn South assets**. Attributable production for the December 2013 quarter increased by 21 per cent from 496,000 gold equivalent ounces in the September 2013 quarter to 598,000 ounces. This total includes a maiden contribution of 114,000 ounces during the quarter, at an aggregate all-in cost of less than US$1,000 per ounce, from the Yilgarn South assets in Western Australia. These assets, which in a short period of time have been restructured to lower their costs in line with the Group objectives and have been fully integrated into the portfolio, are expected to contribute approximately 400,000 ounces during 2014 at US$1,000 per ounce.

- **A revised production build-up profile has been determined for South Deep.** At the South Deep project in South Africa the comprehensive project review announced on 22 August 2013 was concluded and based on the progress made to date and a reassessment of the key inputs into the future mine production schedule, a revised production build-up schedule has been determined. Production is expected to increase to a run-rate of between 650,000 and 700,000 ounces per annum, at an all-in cost (including sustaining capital) of approximately US$900 per ounce, by the end of 2017, (assuming an exchange rate of R9.50=US$1.00).

- **There has been a significant improvement in Damang's performance.** The much needed turnaround at Damang commenced during the quarter through a series of strategic interventions aimed at optimising costs, grade, strip ratios, plant recovery and throughput. Damang increased its production by 39 per cent from 32,600 ounces in the September 2013 quarter to 45,400 ounces in the December 2013 quarter and reduced its all-in sustaining costs by 27 per cent from US$1,727 per ounce to US$1,261 per ounce. Damang is expected to continue its turnaround through 2014 and build on the sound base created in the December 2013 quarter. At a US$1,300 per ounce gold price, Damang has economic Mineral Reserves of 1 million ounces with Mineral Resources of 6.6 million ounces thus providing significant upside potential and optionality.

All of the interventions to engineer a sustainable and structural shift in the Group's cost base, including the four key interventions listed above, are discussed in more detail below.

Key achievements during 2013
2013 cost and production guidance exceeded
A key feature of our operations during 2013 was that the Group's overall operational performance has generally been more consistent and predictable than in previous years, and better than the guidance for 2013. The Group's attributable production for the full year of 2.02 million ounces is 6 per cent higher than the upper end of the original guidance of between 1.83 and 1.90 million ounces provided on 27 February 2013 and 1 per cent above the upper end of the revised guidance of between 1.92 and 2.00 million ounces provided on 20 November 2013, after the acquisition of the Yilgarn South assets.

The Group's total cash cost for the full year 2013 was US$803 per ounce, 7 per cent lower than the guidance of US$860 per ounce, provided on 27 February 2013 and re-affirmed on 20 November 2013. The Group's NCE for the full year 2013 was US$1,146 per ounce, 16 per cent lower than the guidance of US$1,360 per ounce provided in February 2013.

Geographic distribution of the portfolio
During 2013 the composition and geographic distribution of the Gold Fields portfolio of assets went through a fundamental transformation. The most significant changes were the February 2013 unbundling of the legacy South African assets (Kloof, Driefontein and Beatrix) into the newly created Sibanye Gold and the acquisition in October 2013 of the Yilgarn South assets in Western Australia. The good operational and financial performance of Sibanye Gold in 2013 is indicative of the success of the creation of Sibanye Gold.

As a result of these two transactions, and based on the results for the December 2013 quarter, Gold Fields currently sources approximately 13 per cent of its total production from Peru, 13 per cent from South Africa, 31 per cent from Ghana and 43 per cent from Australia.

Approximately US$450 million removed from the cost, capital, exploration and project expenditure during 2013
Based on our annualised results for the December 2013 quarter, compared with the results for the year ended December 2012, we have through the course of 2013 eliminated approximately US$450 million from cost, capital, exploration and project expenditure. Our costs are now approximately the same as they were three years ago, despite double-digit mining inflation in some of the past years. This structural shift in the Group's cost base was brought about by the following interventions which, together with those described above under the achievements for the December 2013 quarter, were implemented through the course of 2013.

- Consistent with our strategy of a primary focus on profitable ounces that generate free cash and improve the margin, we have eliminated marginal mining by closing down unprofitable production. As previously reported, marginal mining projects had been stopped at St Ives (heap leach operations), Agnew (low grade Main and Rajah lodes) and Tarkwa (South and North heap leach operations). The impact of these interventions are largely reflected in the results for the December 2013 quarter and the 2013 full year, with the exception of the North heap leach operations at Tarkwa which was stopped only at the end of the December 2013 quarter, and will be reflected in the results for 2014.
- Restructuring and right-sizing of all corporate, regional and operational structures to be fit-for-purpose, with operational responsibility and accountability devolved to capable and appropriately resourced regions. This resulted in a 5 per cent reduction in head count across the portfolio during 2013. Including contractors, the head count reduction was 10 per cent.
- Rationalisation and prioritisation of all capital expenditure and, where appropriate, the deferral of non-essential capital expenditure without compromising the future integrity of ore bodies and operations. Capital expenditure for 2013 was reduced by US$230 million from US$970 million to US$740 million and to a projected US$690 million for 2014.
- Cancellation of near-mine growth projects that did not provide an adequate return. These included the Tarkwa Expansion Phase 6 project (TEP 6) and both of the Cerro Corona Oxides and Sulphides projects.

- General cost savings and improved efficiencies brought about by site specific business process re-engineering interventions and the revision of operating budgets, procurement and supply contracts, and general expenditure at mine, regional and corporate level.
- The break-up of the Growth and International Projects division (GIP) and the commensurate reduction of all GIP related expenditure from approximately US$281 million in 2012 to US$162 million in 2013 and a projected US$46 million in 2014. Responsibility for growth and exploration now rests with our regional management. The break-up of the GIP division was concluded by the end of 2013.

Safety
It is with deep regret that we have to report one fatal injury for the Group - at the Cerro Corona mine in Peru - during the December 2013 quarter. This tragic incident occurred in November, after Cerro Corona recorded two full years without a single lost time injury and had been fatality free since the inception of commercial operations in 2008. As a result of this incident the Group's fatal injury frequency rate regressed from 0.00 in the September quarter to 0.10 in the December quarter, however, the lost time injury frequency rate for the Group improved from 1.20 to 0.58. As at the end of December 2013, Agnew had achieved 18 months without a lost time injury. Tarkwa was awarded the "Best Mine - 2013, for Safety, Health and Environment Auditing" by the Inspectorate Division of the Minerals Commission in Ghana during the last quarter.

Environmental incidents
Gold Fields reports on environmental incidents using a grading scale of 1 to 5. Levels 1 and 2 involve minor incidents/non-conformances with negligible or limited impact and level 5 includes major non-conformances or non-compliances that may result in long-term environmental impact with company or operation threatening implications and potential major damage to the company's reputation.

Gold Fields group target is Zero level 4 and 5 incidents. No level 4 or 5 incidents were recorded at any of Gold Fields operations in the past five years. No level 3 incidents were reported in the December 2013 quarter and a total of 2 level 3 environmental incidents were reported during 2013. The Group recorded 13 level 2 incidents in the December 2013 quarter. This shows a significant improvement from 2012 in which 6 level 3 environmental incidents were reported. A level 3 incident is a limited non-conformance or non-compliance with limited environmental impact.

Balance sheet
At the end of the December 2013 quarter, Gold Fields had total outstanding debt of US$2.06 billion, cash on hand of US$325 million, net debt of US$1.735 billion and a net debt to EBITDA ratio of 1.53 times.

Of the total outstanding debt of US$2.06 billion, 49 per cent is a 10-year US$ Dollar bond of US$1.0 billion with a fixed coupon of 4.875 per cent, no financial covenants, and a maturity date of October 2020. Some 35 per cent of the gross debt of US$2.06 billion amounting to US$720 million has a maturity date of 28 November 2015. The current debt profile and tenor significantly reduces the risk of near term maturities having to be refinanced. A further US$53 million is drawn under a US$720 million 5 year revolving credit facility with a maturity date of November 2017.

While our current debt levels and the maturation profile of the debt are not considered to be excessively onerous, our stated preference is to gradually revert to our long-term debt target of approximately 1 times net debt to EBITDA. This is a medium to long-term strategy and is dependent on future gold price levels.

Impairments
Impairments of US$672 million (R7.0 billion) were recorded in the December quarter. At St Ives, Damang and Tarkwa the impairments amounted to A$297 million (R2.7 billion), US$173 million (R1.8 billion) and US$51 million (R531 million), respectively. The impairment calculations are based on 2013 life of mine plans at a gold price of US$1,300 per ounce. The impairments are mainly due to the decrease in the gold price and an increase in the discount rates used. In addition to the above, the impairment of the Arctic Platinum project (APP) and Yanfolila amounted to US$90 million (R928 million) and US$30 million (R307 million), respectively. At Tarkwa, US$44 million (R451 million) was impaired (US$27 million (R276 million) on long lead items for Tarkwa Expansion Phase 6 (TEP 6), US$8 million (R82 million) on assets no longer in use, US$7 million (R69 million) on heap leach assets and US$2 million (R24 million) on the high pressure grinding roller). Impairment of the oxide heap leach project expenditure at Cerro Corona amounted to US$10 million (R107 million) and US$10 million (R98 million) was impaired on the Group's option payment to Bezant.

Operational update
Of the Group's eight mines (including the recently acquired Yilgarn South assets) five are performing well and consistent with production and cost expectations (Cerro Corona, Tarkwa, St Ives, Agnew/Lawlers and Granny Smith). Two (Damang and Darlot) have shown significant improvements in the December 2013 quarter. More work is required to ensure that these mines are sustainable in the long-term. South Deep is still largely in project mode and continues its build-up to full commercial levels of production.

Tarkwa
The Tarkwa mine in Ghana has now transitioned from a combined heap leach and CIL operation to a CIL operation only, after the North heap leach operation was closed at the end of the December 2013 quarter. This follows the closure of the South heap leach operation earlier in 2013. The heap leach operations were closed because they had a cost structure higher than the prevailing gold price and due to declining dissolutions associated with harder ore. As a consequence of the closure of the North heap leach operation the mining rate will reduce from approximately 130 million tonnes per annum to approximately 90 million tonnes per annum and gold production will reduce to between 525,000 ounces and 550,000 ounces in 2014. From 2015 onwards production will stabilise at approximately 500,000 ounces per annum for the remainder of the life of mine. While the cost savings from the earlier closure of the South heap leach operation are fully reflected in the results for the December 2013 quarter, the benefits of the closure of the North heap leach operation will only be visible during the course of 2014.

Damang

At the Damang mine, also in Ghana, the focus during the September and December 2013 quarters was on improving operational performance through improved quality mining and more consistent plant availability. A parallel stream of work was focussed on determining if it was economically viable to extract all or part of the four million ounce reserve on the property. The possibility of care and maintenance was considered as a real alternative if a viable operational plan could not be developed for this mine.

Over the last six months, a comprehensive review and re-interpretation was done of all of the potential ore sources on the property, followed by a series of strategic interventions aimed at optimising mining production, reducing dilution, reducing mining costs and improving plant recoveries and throughput. As a consequence of these interventions Damang increased its production by 39 per cent to 45,400 ounces from 32,600 ounces in the September 2013 quarter, and reduced its all-in sustaining costs by 27 per cent from US$1,727 per ounce to US$1,261 per ounce over the same period.

Based on the results achieved in the December 2013 quarter, and on the expectation that the good operational performance can be continued in future quarters it was decided to keep the mine in production. At a gold price of US$1,300 per ounce, Mineral Reserves of approximately 1 million ounces are economical. In addition the mine has 6.6 million ounces of Mineral Resources, providing significant optionality.

South Deep project

During 2013 the South Deep project continued its positive build-up trajectory, with gold production improving by 12 per cent from 270,000 ounces in 2012 to 302,100 ounces in 2013, and the mission critical destress mining increasing by 24 per cent to 53,700 square meters in 2013, which is double the run rate of two years ago. These improvements are in line with the guidance provided for 2013.

South Deep is continuing the process of right-sizing the cost-base in line with the mine's production profile. The objective is to create a more cost effective and fit-for-purpose structure by reducing senior management levels, replacing contractors with own employees where practical, and optimising all support service costs without impeding the trackless mechanised mining and ancillary engineering capabilities critical to the momentum of the build-up. As a consequence of the cost right-sizing, and the increased production during 2013, the all-in cost for the project reduced by 41 per cent from US$2,436 per ounce in the December 2012 quarter to US$1,436 per ounce in the December 2013 quarter.

The comprehensive review of the production build-up plan for the South Deep project, also announced on 22 August 2013, was concluded by the end of 2013. The review's primary focus was to reassess the expected production build-up. Critical factors that are being addressed to underpin the build-up include:

- Ore handling infrastructure;
- Fleet availability and utilisation; and
- Operator and technician skills.

Following the review, and the successful implementation of the various interventions, the South Deep production build-up is expected to reach a run-rate of between 300,000 and 330,000 reef tonnes per month by the end of 2017, producing between 650,000 and 700,000 ounces of gold on an annualised basis at an all-in cost of approximately US$900 per ounce (This assumes an exchange rate of US$1.00/R9.50 and is in present day money terms).

Integration of the Yilgarn South assets

Following the conclusion of the acquisition of the Yilgarn South assets from Barrick Gold on 1 October 2013, the Granny Smith, Lawlers and Darlot mines were fully integrated into the Gold Fields portfolio during the December 2013 quarter. A thorough operational review was undertaken to determine the most appropriate approach to improve the cash generating ability of the assets by applying Gold Fields' low cost model, which has been successful in repositioning St Ives and Agnew. All three mines implemented significant restructuring during the early part of the December 2013 quarter to reduce costs and to meet the Gold Fields cash flow requirements.

In order to maximise the operating synergies between Lawlers and the adjacent Agnew mine, the services, infrastructure and human resources of the two mines were immediately consolidated and the mine operated as a single entity. The Lawlers processing plant was closed by the end of November 2013 and all newly mined ore from Lawlers redirected to the Agnew plant. During the December 2013 quarter the combined Agnew/Lawlers mine produced 73,600 ounces of gold at an all-in cost of US$929 per ounce. Granny Smith produced 62,600 ounces of gold at an all-in cost of US$888 per ounce. The Darlot mine, which was previously loss-making, achieved production of 19,700 ounces at an all-in cost of US$1,132 per ounce. On a consolidated basis the newly acquired Yilgarn South assets produced 114,000 ounces and an all-in cost of US$940 per ounce.

As from Q1 2014 Gold Fields will exclusively report its costs in accordance with the new World Gold Council definition for all-in sustaining costs and total all-in cost and therefore will no longer report total cash cost and notional cash expenditure (NCE). From Q1 2014 Gold Fields will report in US dollar only, as it is now the dominant currency in the Gold Fields portfolio.

Stock data		NYSE – (GFI)	
Number of shares in issue		Range – Quarter	US$3.02 – US$4.88
– at end December 2013	767,160,263	Average Volume – Quarter	5,389,510 shares/day
– average for the quarter	766,539,788	JSE Limited – (GFI)	
Free Float	100 per cent	Range – Quarter	ZAR31.40 – ZAR48.86
ADR Ratio	1:1	Average Volume – Quarter	2,716,458 shares/day
Bloomberg/Reuters	GFISJ/GFLJ.J		

UNITED STATES DOLLARS					Continuing Operations			SOUTH AFRICAN RAND				
Year ended		Quarter			**Key statistics**			Quarter			Year ended	
Restated △ December 2012	**December 2013**	Restated △ December 2012	September 2013	**December 2013**				**December 2013**	September 2013	Restated △ December 2012	**December 2013**	Restated △ December 2012
2,031	**2,022**	534	496	**598**	oz (000)	Gold produced*	kg	**18,591**	15,439	16,618	**62,895**	63,157
779	**803**	798	772	**776**	$/oz	Total cash cost	R/kg	**252,368**	247,755	222,433	**247,956**	205,153
1,348	**1,146**	1,355	1,064	**1,026**	$/oz	Notional cash expenditure	R/kg	**334,464**	341,460	377,663	**353,627**	354,872
43,926	**38,255**	11,011	9,846	**10,080**	000	Tonnes milled/treated	000	**10,080**	9,846	11,011	**38,255**	43,926
1,656	**1,386**	1,686	1,315	**1,265**	$/oz	Revenue	R/kg	**410,266**	422,065	469,914	**427,753**	435,952
38	**44**	40	40	**48**	$/tonne	Operating costs	R/tonne	**482**	401	344	**421**	312
1,879	**1,240**	503	283	**312**	$m	Operating profit	Rm	**3,165**	2,840	4,340	**11,899**	15,387
53	**43**	53	41	**40**	%	Operating margin	%	**40**	41	53	**43**	53
19	**17**	20	19	**19**	%	NCE margin	%	**19**	19	20	**17**	19
1,310	**1,202**	1,383	1,089	**1,054**	$/oz	All-in sustaining costs#	R/kg	**342,433**	349,368	385,402	**371,125**	344,909
1,537	**1,312**	1,621	1,176	**1,095**	$/oz	Total all-in cost#	R/kg	**355,925**	377,266	451,834	**404,788**	404,644
317	**(584)**	41	9	**(491)**	$m	Net earnings/(loss)	Rm	**(5,149)**	63	376	**(6,020)**	2,592
44	**(79)**	5	1	**(66)**	US c.p.s.	Net earnings/(loss)	SA c.p.s.	**(691)**	7	52	**(811)**	356
350	**(71)**	91	8	**(23)**	$m	Headline earnings/(loss)	Rm	**(279)**	64	787	**(732)**	2,868
48	**(10)**	12	1	**(3)**	US c.p.s.	Headline earnings/(loss)	SA c.p.s.	**(37)**	9	107	**(99)**	393
409	**58**	127	12	**14**	$m	Normalised earnings/(loss)	Rm	**145**	120	1,080	**561**	3,346
56	**8**	18	2	**2**	US c.p.s.	Normalised earnings/(loss)	SA c.p.s.	**19**	17	148	**76**	460

△ The December 2012 quarter and year ended December 2012 have been restated as a result of the adoption of IFRIC20.

* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.

As per the new World Gold Council Standard issued on 27 June 2013.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors, including the outcome of any investigations or litigation associated with, or arising out of, our business or operations (including the licensing thereof), that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Results for the Group (continuing operations)

Safety

The Group's fatality injury frequency rate regressed from 0.00 in the September quarter to 0.10 in the December quarter. Cerro Corona had a fatal accident in November.

The lost time injury frequency rate however improved from 1.20[1] to 0.58. Agnew continues to report zero lost time injuries and has done so for the last 18 months.

Tarkwa received the "Best Mine 2013 for Safety, Health and Environment Auditing" from the Inspectorate Division of the Minerals Commission in Ghana.

The total recordable injury frequency rate (TRIFR)[2] for the Group improved from 4.80 in the September quarter to 3.97 in the December quarter, with a rate for the year of 3.82.

[1]Rate restated due to a miscalculation of manhours in the September quarter.

[2]New approved Group Safety definition which includes the TRIFR metric was introduced in the December quarter. Total Recordable Injury Frequency rate (TRIFR) = (Fatalities + Lost Time Injuries + Restricted Work Injuries + Medically Treatment Injuries) x 1,000,000/number of man-hours worked.

Quarter ended 31 December 2013 compared with quarter ended 30 September 2013

Revenue

Attributable equivalent gold production from continuing operations increased by 21 per cent from 496,000 ounces in the September quarter to 598,000 ounces in the December quarter mainly due to increased production at Damang as well as the additional production from the Yilgarn South assets which were acquired and accounted for from 1 October 2013.

Gold production at South Deep in South Africa, decreased by 3 per cent from 81,900 ounces (2,547 kilograms) to 79,400 ounces (2,471 kilograms).

Attributable gold production at the West African operations increased by 5 per cent from 175,900 ounces in the September quarter to 184,800 ounces in the December quarter. Attributable equivalent gold production at Cerro Corona in Peru, decreased by 12 per cent from 89,400 ounces in the September quarter to 78,800 ounces in the December quarter. Gold production at the Australian operations, increased by 71 per cent from 149,100 ounces in the September quarter to 254,600 ounces in the

December quarter mainly due to the acquisition of the Yilgarn South assets.

At the South Africa region, production at South Deep decreased by 3 per cent from 81,900 ounces (2,547 kilograms) in the September quarter to 79,400 ounces (2,471 kilograms) in the December quarter mainly due to a decrease in reef tonnes mined and processed, partially offset by an increase in head grade.

At the West Africa region, managed gold production at Tarkwa decreased by 2 per cent from 162,900 ounces in the September quarter to 160,000 ounces in the December quarter due to lower CIL throughput. At Damang, managed gold production increased by 39 per cent from 32,600 ounces in the September quarter to 45,400 ounces in the December quarter due to higher grade, recovery and throughput.

At the South America region, total managed gold equivalent production at Cerro Corona decreased by 13 per cent from 90,700 equivalent ounces in the September quarter to 79,200 equivalent ounces in the December quarter. This anticipated decrease in production was mainly due to a decrease in gold and copper head grades and a decrease in ore treated.

At the Australia region, St Ives' gold production decreased by 5 per cent from 103,800 ounces in the September quarter to 99,100 ounces in the December quarter mainly due to decreased underground grades mined. At Agnew, gold production increased by 63 per cent from 45,200 ounces in the September quarter to 73,600 ounces in the December quarter mainly due to the inclusion of Lawlers (32,300 ounces). Gold production at Darlot and Granny Smith was 19,700 ounces and 62,200 ounces, respectively.

The average quarterly US dollar gold price achieved by the Group decreased by 4 per cent from US$1,315 per ounce in the September quarter to US$1,265 per ounce in the December quarter. The average rand gold price decreased by 3 per cent from R422,065 per kilogram in the September quarter to R410,266 per kilogram in the December quarter, while the average Australian dollar gold price decreased by 5 per cent from A$1,443 per ounce to A$1,372 per ounce. The average US dollar/Rand exchange rate weakened by 1 per cent from R9.98 in the September quarter to R10.11 in the December quarter. The average Rand/Australian dollar exchange rate weakened by 3 per cent from R9.13 to R9.41. The average Australian/US dollar exchange rate strenghtened by 1 per cent from A$1.00 = US$0.92 to A$1.00 = US$0.93.

As a result of the above mentioned factors, revenue increased by 14 per cent from US$683 million (R6,827 million) in the September quarter to US$781 million (R7,877 million) in the December quarter. The reduced gold price received accounted for a reduction in revenue of US$26 million (R191 million) whereas the increased production accounted for US$124 million (R1,241 million) giving a net increase of US$98 million (R1,050 million).

Operating costs

Net operating costs increased by 17 per cent from US$400 million (R3,987 million) in the September quarter to US$468 million (R4,713 million) in the December quarter. Total cash cost increased marginally from US$772 per ounce (R247,755 per kilogram) in the September quarter to US$776 per ounce (R252,368 per kilogram) in the December quarter due to the higher net operating costs partially offset by the increase in gold sold.

At the South Africa region, net operating costs at South Deep decreased by 6 per cent from R832 million (US$84 million) in the September quarter to R781 million (US$77 million) in the December quarter and total cash cost decreased by 5 per cent from R322,054 per kilogram (US$1,004 per ounce) to R305,897 per kilogram (US$941 per ounce) due to the decrease in net operating costs partially offset by the decrease in gold sold.

At the West Africa region, net operating costs increased by 1 per cent from US$166 million (R1,656 million) in the September quarter to US$168 million (R1,698 million) in the December quarter. This increase in net operating costs was due to the higher production at Damang, partially offset by a build-up of gold-in-circuit at Tarkwa in the December quarter compared with a draw-down in the September quarter. Total cash cost at the West African operations decreased by 4 per cent from US$869 per ounce in the September quarter to US$838 per ounce in the December quarter due to the increase in production partially offset by the increase in net operating costs.

At Cerro Corona in South America, net operating costs decreased by 13 per cent from US$40 million (R396 million) in the September quarter to US$35 million (R355 million) in the December quarter mainly due to decreased production and a higher gold-in-process credit to costs. Total cash cost increased by 13 per cent from US$430 per ounce in the September quarter to US$487 per ounce in the December quarter due to the lower gold equivalent ounces sold, partially offset by the decrease in net operating costs.

At the Australia region, net operating costs increased by 66 per cent from A$121 million (US$110 million) in the September quarter to A$201 million (US$189 million) in the December quarter. The increase in costs was mainly due to the addition of the Yilgarn South assets which accounted for A$91 million (US$85 million). Total cash cost for the region increased by 3 per cent from A$800 per ounce (US$732 per ounce) in the September quarter to A$821 per ounce (US$764 per ounce) in the December quarter mainly due to the higher operating costs, partially offset by the increase in production.

Operating profit and margin

Operating profit for the Group increased by 10 per cent from US$283 million (R2,840 million) in the September quarter to US$312 million (R3,165 million) in the December quarter due to the increase in revenue. The Group's operating margin decreased from 41 per cent in the September quarter to 40 per cent in the December quarter.

Amortisation

Amortisation for the Group increased by 24 per cent from US$148 million (R1,474 million) in the September quarter to US$183 million (R1,832 million) in the December quarter as a result of the inclusion of the Yilgarn South assets which accounted for an increase in amortisation of US$34 million (R344 million) quarter on quarter.

Other

Net interest paid for the Group decreased from US$18 million (R178 million) in the September quarter to US$16 million (R166 million) in the December quarter. In the December quarter interest paid of US$24 million (R241 million) was partially offset by interest received of US$2 million (R15 million) and interest capitalised of US$6 million (R60 million). In the September quarter interest paid of US$27 million (R263 million) was partially offset by interest received of US$2 million (R20 million) and interest capitalised of US$7 million (R65 million).

The loss on share of equity accounted earnings after taxation for the Group was similar at US$2 million (R22 million) and related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

The loss on foreign exchange decreased from US$5 million (R41 million) in the September quarter to US$1 million (R5 million) in the December quarter. The loss on foreign exchange related to the conversion of offshore cash holdings into their functional currencies, as well as exchange gains and losses on inter-company loans.

The loss on financial instruments of US$1 million (R12 million) in the December quarter compared with a gain of US$5 million (R47 million) in the September quarter. These gains and losses related to the South Deep US dollar hedge which was entered into in the June quarter and which was fully closed out by year-end (refer to page 26 for detail).

Share-based payments for the Group decreased from US$12 million (R117 million) to US$3 million (R38 million) due to year-end forfeiture adjustments.

Other costs for the Group increased from US$5 million (R48 million) in the September quarter to US$6 million (R57 million) in the December quarter.

Exploration

Exploration expenditure decreased from US$14 million (R142 million) in the September quarter to US$7 million (R77 million) in the December quarter due to the break-up of the Growth and International Projects division and the deliberate reduction in exploration activities.

Feasibility and evaluation costs

Feasibility and evaluation costs, which include Corporate development and strategic project costs as well as related general office costs in the various countries in which the Group conducts feasibility and evaluation studies, decreased from US$12 million (R123 million) in the September quarter to US$11 million (R108 million) in the December quarter.

Non-recurring items

Non-recurring expenses increased from US$2 million (R71 million) in the September quarter to US$713 million (R7,443 million) in the December quarter. The non-recurring expenses in the December quarter included mainly operating asset impairments of A$297 million (R2.7 billion) at St Ives, US$173 million (R1.8 billion) at Damang and US$51 million (R531 million) at Tarkwa. The impairment calculations are based on 2013 life of mine plans at a gold price of US$1,300 per ounce and exchange rates of R9.50=US$1.00 and R9.00=A$1.00. The impairments are mainly due to the decrease in the gold price and an increase in the discount rates used.

Impairment and tax effect:

St Ives – gross A$297 million (US$264 million), tax A$89 million (US$78 million), net A$208 million (US$186 million)
Damang – gross US$173 million, tax US$60 million, net US$113 million
Tarkwa – gross US$51 million, tax US$18 million, net US$33 million

In addition, the following were impaired during the December quarter:

- US$90 million (R928 million) at the Arctic Platinum project (APP) and US$30 million (R307 million) at Yanfolila. A decision was made to dispose of these projects and they were reclassified as held for sale;
- US$44 million (R451 million) at Tarkwa (US$27 million (R276 million) related to long lead items such as the ball mill and components for Tarkwa Expansion Phase 6 (TEP 6) - it was decided not to advance the TEP 6 project as a result of inadequate returns and capital rationing, US$8 million (R82 million) related to assets no longer in use, US$7 million (R69 million) related to heap leach assets and US$2 million (R24 million) related to the high pressure grinding roller (HPGR));
- US$10 million (R107 million) related to impairment of the oxide heap leach project expenditure at Cerro Corona; and
- US$10 million (R98 million) related to the impairment of the Group's option payment to Bezant (due to the Group's decision not to pursue the Guinaoang deposit).

Non-recurring costs also included US$20 million (R203 million) on restructuring costs across the Group, US$27 million (R264 million) of transaction costs on the acquisition of the Yilgarn South assets

comprising US$15 million (R160 million) stamp duty and US$12 million (R104 million) related to other costs. The sale of the Group's interest in Talas amounted to US$5 million (R45 million).

The non-recurring expenses in the September quarter included mainly US$5 million (R52 million) on restructuring costs across the Group and US$8 million (R78 million) related to the impairment of our investment in Orsu Metals Corporation. This was partially offset by the sale of 7,820,169 shares in Northam Platinum Limited at a gain of US$13 million (R124 million).

Royalties

Government royalties for the Group increased from US$20 million (R197 million) in the September quarter to US$25 million (R247 million) in the December quarter mainly due to the higher revenue received on which royalties are calculated.

Taxation

The taxation credit for the Group of US$149 million (R1,525 million) in the December quarter compared with a charge of US$38 million (R387 million) in the September quarter, in line with the loss before taxation due to the high non-recurring costs in the December quarter as a result of the impairments.

Earnings

Net losses attributable to owners of the parent amounted to US$491 million (R5,149 million) or US$0.66 per share (691 SA cents per share) in the December quarter compared with net earnings of US$9 million (R63 million) or US$0.01 per share (7 SA cents per share) in the September quarter.

Headline losses of US$23 million (R279 million) or US$0.03 per share (37 SA cents per share) in the December quarter compared with headline earnings of US$8 million (R64 million) or US$0.01 per share (9 SA cents per share) in the September quarter.

Normalised earnings of US$14 million (R145 million) or US$0.02 per share (19 SA cents per share) in the December quarter compared with normalised earnings of US$12 million (R120 million) or US$0.02 per share (17 SA cents per share) in the September quarter.

Cash flow

Cash inflow from operating activities for continuing operations of US$182 million (R1,740 million) in the December quarter compared with US$159 million (R1,632 million) in the September quarter.

Cash outflow from investing activities for continuing operations increased from US$166 million (R1,689 million) in the September quarter to US$250 million (R2,559 million) in the December quarter. Capital expenditure decreased from US$156 million (R1,582 million) in the September quarter to US$152 million (R1,566 million) in the December quarter.

Cash inflow from operating activities less net capital expenditure and environmental payments amounted to US$38 million (R251 million) in the December quarter compared with cash inflow of US$3 million (R45 million) in the September quarter.

In the South Africa region at South Deep, capital expenditure decreased from R456 million (US$45 million) in the September quarter to R365 million (US$35 million) in the December quarter. The majority of this expenditure was on development and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure decreased from US$58 million in the September quarter to US$44 million in the December quarter. Tarkwa decreased from US$45 million to US$38 million with expenditure mainly incurred on pre-stripping, tailings storage facilities and major fleet components. Capital expenditure at Damang decreased from US$13 million to US$6 million mainly due to the deferral of capital waste stripping pending improved operational performance. The majority of the expenditure related to the tailings storage facility.

In South America, at Cerro Corona, capital expenditure increased from US$13 million in the September quarter to US$14 million in the December quarter with the majority of the expenditure on the construction of the tailings storage facility.

At the Australia region, capital expenditure increased from A$40 million (US$36 million) in the September quarter to A$58 million (US$54 million) in the December quarter. At St Ives, capital expenditure increased from A$28 million (US$25 million) to A$29 million (US$27 million), with expenditure mainly on pre-strip at the open pits. At Agnew, capital expenditure increased from A$12 million (US$11 million) to A$19 million (US$18 million) including A$7 million of capital expenditure at Lawlers. The expenditure at Agnew was mostly on the development of Kim underground mine. Capital expenditure at Darlot was A$2 million and at Granny Smith it was A$8 million.

Investing activities in the December quarter included the second and final payment for the acquisition of the Yilgarn South assets purchase of US$105 million (R1,059 million).

Purchase of investments of US$1 million (R10 million) in the December quarter related to Aurigin Resources Incorporated (exploration junior company).

Net cash outflow from financing activities for continuing operations of US$77 million (R813 million) in the December quarter compared with an inflow of US$44 million (R448 million) in the September quarter. The outflow in the December quarter comprised a net outflow of South African and offshore loans received and repaid. US$130 million (R1,339 million) was repaid on offshore dollar facilities during the December quarter.

The net cash outflow for the Group for continuing operations of US$145 million (R1,634 million) in the December quarter compared with a net cash inflow of US$37 million (R390 million) in the September quarter. After accounting for a negative translation adjustment of US$25 million (positive R108 million) on offshore cash balances, the cash outflow for the December quarter was US$170 million (R1,526 million). As a result, the cash balance decreased from US$495 million (R4,887 million) at the end of September to US$325 million (R3,361 million) at the end of December.

All-in sustaining and total all-in cost

The World Gold Council has worked closely with its member companies to develop definitions for "all-in sustaining costs" and "all-in costs". These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The "all-in sustaining costs" is an extension of existing "cash cost" metrics and incorporates costs related to sustaining current production. The "all-in costs" include additional costs which relate to the growth of the Group.

Gold Fields adopted and implemented these metrics as from the June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce and a per kilogram basis – refer to the detailed table on page 32 and page 33 of this report.

The Group all-in sustaining costs decreased by 3 per cent from US$1,089 per ounce in the September quarter to US$1,054 per ounce in the December quarter mainly due to the increased gold sold and the lower non-cash remuneration partially offset by increased operating costs, royalties, community costs and sustaining capital expenditure. Total all-in cost decreased by 7 per cent from US$1,176 per ounce in the September quarter to US$1,095 per ounce in the December quarter mainly due to the decrease in exploration and non-sustaining capital expenditure.

In the South Africa region, at South Deep, all-in sustaining costs per kilogram decreased by 2 per cent from R464,500 per kilogram (US$1,448 per ounce) to R454,581 per kilogram (US$1,399 per ounce) due to the lower operating costs and capital expenditure partially offset by the decrease in gold sold. The total all-in cost decreased by 9 per cent from R513,149 per kilogram (US$1,599 per ounce) to R466,908 per kilogram (US$1,436 per ounce) due to the lower non-sustaining capital expenditure and lower operating costs, partially offset by the lower gold sold.

At the West Africa region, all-in sustaining costs and total all-in cost per ounce decreased by 8 per cent from US$1,224 per ounce in the September quarter to US$1,132 per ounce in the December quarter due to the higher gold sold and lower capital expenditure, partially offset by the higher operating costs.

At the South America region, all-in sustaining costs and total all-in cost per ounce increased from a negative US$21 per ounce in the September quarter to US$207 per ounce in the December quarter mainly due to the decrease in by-product credits, the higher capital expenditure and lower gold sold, partially offset by lower operating costs.

At the Australia region, all-in sustaining costs and total all-in cost per ounce decreased by 5 per cent from A$1,129 per ounce (US$1,033 per ounce) in the September quarter to A$1,072 per ounce (US$998 per ounce) in the December quarter mainly due to the higher gold sold, partially offset by the higher operating costs and capital expenditure.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per equivalent kilogram and per equivalent ounce basis – refer to the detailed table on page 34 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, state royalties, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs, decreased by 4 per cent from US$1,064 per ounce (R341,460 per kilogram) in the September quarter to US$1,026 per ounce (R334,464 per kilogram) in the December quarter as a result of the higher production and lower capital expenditure, partially offset by the higher operating costs. The NCE margin for the Group was similar at 19 per cent due to the lower NCE offset by the lower gold price.

NCE excluding capitalised project costs, decreased from US$1,059 per ounce (R340,976 per kilogram) in the September quarter to US$1,019 per ounce (R333,464 per kilogram) in the December quarter due to higher production and lower capital expenditure partially offset by the increase in operating costs. The NCE margin excluding capitalised project costs was similar at 19 per cent.

The Group NCE for capital projects remained similar at US$6 per ounce (R2,102 per kilogram). Actual expenditure for the December quarter, all of which is capitalised, at both Chucapaca (51 per cent) and APP amounted to US$2 million (R15 million) and US$2 million (R23 million) respectively.

In the South Africa region, at South Deep NCE per kilogram decreased by 9 per cent from R504,047 per kilogram (US$1,571 per ounce) in the September quarter to R456,888 per kilogram (US$1,406 per ounce) in the December quarter due to the lower operating costs and capital expenditure, partially offset by the lower production. The NCE margin improved from negative 18 per cent to negative 10 per cent due to the lower NCE partially offset by the lower gold price received.

At the West Africa region, NCE per ounce decreased by 8 per cent from US$1,121 per ounce in the September quarter to US$1,033 per ounce in the December quarter due to the higher production and lower capital expenditure, partially offset by the higher operating costs. The NCE margin increased from 16 per cent to 19 per cent due to the lower NCE, partially offset by the lower gold price received.

At the South America region, NCE per ounce increased by 11 per cent from US$599 per ounce in the September quarter to US$663 per ounce in the December quarter due to the decrease in production and increase in capital expenditure, partially offset by the decrease in operating costs. The NCE margin at Cerro Corona decreased from 53 per cent to 43 per cent due to the higher NCE and the lower average gold price received.

At the Australia region, NCE per ounce increased marginally from A$1,066 per ounce (US$975 per ounce) in the September quarter to A$1,073 per ounce (US$999 per ounce) in the December quarter due to the increase in operating costs and capital expenditure, largely offset by the increase in production. The NCE margin decreased from 26 per cent to 22 per cent due to the higher NCE and the lower gold price received.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from US$1,652 million (R16,301 million) at the end of September to US$1,735 million (R17,941 million) at the end of December mainly due to the final payment for the acquisition of the Yilgarn South assets in the December quarter of US$105 million, partially offset by an inflow of cash from operations less net capital expenditure and environmental payments.

Operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering (BPR)

The BPR process continues to review all operational production processes and associated cost structures from the stope to the mill. New business blueprints and appropriate organisational structures continue to be assessed to support sustainable gold output at a 15 per cent free cash flow margin.

South Africa region

South Deep

The Best Practice capability intervention came into effect in November 2013 after the business improvement project was concluded. During the Blueprint project, the production teams of 90 level, 3 West and 1 West, were trained in the following:

- Understanding productivity and the importance of destress for the mine's future;
- The role that teamwork plays in productivity;
- Safety and risk management concepts;
- The importance of incumbent competency and role compliance as opposed to mediocre performance and compliance;
- Emphasising the importance of accurate and timeous planning especially between shifts and production cycles;
- Motivating employees and teams from the perspective of loyalty and commitment to the organisation's immediate future; and
- Conflict management.

The responses from the teams trained were extremely positive and encouraging.

In very broad terms, the Best Practice capability intervention focuses on:

- Analysing business activities that may limit business improvement;
- Determining potential ways and means to address areas of concern;
- Trial and test potential solutions; and
- If successful, developing the 'potential' solutions into best practice by taking them through the normal decision making and approval stages.

The following activities were embarked on:

- Conducting a gap assessment covering the destress mining activities - this assessment was done by a multi-disciplinary representative of mining, engineering, planning, survey and ventilation;
- The extended time required for the support activities during the production cycle received more attention - different alternatives were investigated and a rock drill was identified that may assist in reducing the drilling times for support holes - this is currently being trialed; and
- Analysing the effectiveness of production related communication between off-going and ongoing production teams.

Progress against the Mine Health and Safety Council (MHSC) milestone, that no machinery or piece of equipment such as mechanised mobile equipment, fans and pumps may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) increased from nil per cent in the September quarter to 1.44 per cent in the December quarter (This increase related to only three items of equipment). All three of these high readings were due to mechanical breakdown and the items were replaced and/or repaired immediately. Silencing of equipment is ongoing, with continued focus on silencing of fans and planned maintenance programs on mechanised mobile equipment. The percentage of employees exposed to >85dB (A) decreased from 55.6 per cent in the September quarter to 51.0 per cent in the December quarter. This measurement is without hearing protection, which is currently provided and almost universally used. (The Group complies with the milestone on equipment but employees failing to use hearing protection devices are at risk of being over exposed. If all the Group employees wear their hearing protective devices correctly at all times in high noise zones none of them is expected to be over exposed). South Deep is currently initiating a hearing protection programme based on personal moulded hearing protection devices for all employees.

The Group continues to pursue best practice in the area of dust control in accordance with the MHSC. In order to improve on dust exposure targets, the following core initiatives are ongoing:

- Equipping all dust generating areas with suitable dust suppression systems;
- Researching and testing of new dust allaying systems;
- Real time dust monitoring system;
- Foggers/water mist spray systems at all tips;
- Footwall treatment and early stage mist spray installation in haulages;
- Implementing of a dust management strategy document; and
- Footwall dust allaying.

West Africa region

Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2013 were:

- Extending life of heavy mining equipment, including tyre life, through improved haul road conditions;
- Increasing CIL throughput through the installation of a tipper car on the North heap leach crusher conveyor to supplement the CIL feed rate. The current circuit is limited by the feeding equipment capacity into the primary crusher. The cross-over from the North heap leach crusher will assist in maintaining and increasing the ore stockpile levels for feeding into the primary crusher and increase the CIL milling rate from 1,460 tonnes per hour to 1,500 tonnes per hour. On an annualised basis this equates to an increase in the milling rate from 11.9 million tonnes per annum to 12.3 million tonnes per annum; and

- The purchase of an additional front-end loader to improve loader availability in the optimisation of crusher throughput from ore rehandled from the ROM-pad.

The tipper car on the North heap leach crusher conveyor to supplement the CIL feed rate was commissioned in May 2013. Since inception of the haul road improvement campaign, average tyre-life has increased from 4,250 hours in the March quarter to 5,500 hours in the December quarter.

Damang

BPR initiatives are ongoing. The major BPR projects for 2013 were:

- Continued savings from owner mining and maintenance initiatives implemented in early 2011;
- Optimisation of the plant circuit to achieve the maximum recovery rate of 89 per cent under current blend conditions which include:
  - Installation and commissioning of the intensive leach reactor (ILR) which was completed in the December 2012 quarter. The unit is performing as expected with higher recovery rates being achieved on the gravity concentrate. The ILR replaced the Gemini shaking table used for treating gravity concentrate from the Knelson concentrators. The use of intensive cyanidation as applied in the ILR unit increased the recovery of gold from gravity concentrate from 70 per cent (using a gravity shaking table) to 98 per cent. This reduced the circulation of gold into the circuit from gravity concentrate tailings and improved overall plant gold recovery;
  - Commissioning of the pre-leach thickener (PLT) project to improve control of the circuit water balance and optimise gravity circuit feed rates was completed in July 2013. The PLT increases the leach feed density from an average 45 per cent solids to above 50 per cent solids by removing excess water content from the slurry. Leaching reagents are added based on ideal solution concentration. As a result of the PLT operation there is now less solution in the leach feed thereby reducing the reagent requirement to maintain the optimal concentration for leaching;
  - The milling circuit has two installed gravity concentrators which recover coarse gold from the mill circulating load and add excessive solution as part of the gravity gold recovery process. In absence of the PLT it was not possible to run both concentrators as excess solution contributed to an inefficient mill circuit density and circulating load. With the commissioning of the PLT the operation now has the ability to remove excess water added by the gravity units. As a result both units can now be operated with the associated increase in gravity gold recovery complemented by the operation of the ILR;
  - With the PLT removing excess water from the leach feed slurry the opportunity arises to re-circulate the removed solution back into the milling circuit. This improves internal water circulation and reduces water consumption in the plant. In the absence of the PLT the solution circulated via the TSF pond at additional overland pumping cost;
  - An additional CIL leach tank to take the number of leach tanks from 7 to 8 is being added to the circuit to improve the residence time and recoveries and circuit reliability. At the end of the December 2013 quarter the 8th tank was 90 per cent complete; and
  - The secondary crusher, which was commissioned in 2010, was upgraded with a S-Type CS660 cone crusher. This crusher handles bigger sized rocks by crushing them into smaller sized stones with a particle size distribution lower than 40 millimeter. It is expected to improve plant throughput and the blend requirement into the mills through the introduction of the finer materials.

Australia region

St Ives

BPR initiatives are ongoing. The major BPR projects for 2013 were:

- Short interval control: operating centres were established across the site – to measure productivity metrics and crew targets. The operating centres are used for daily meetings to ensure targets are understood and issues addressed. This approach was also adopted by the surface haulage contractor as a means to manage daily material movement requirements;
- Reducing the duration of Ore Crusher Shutdowns: the ore crusher is shutdown bi-weekly to perform routine maintenance and checks: This has an impact on overall mill capacity. The 'Lean-Quick Change Over' methodology was used to shorten the duration of the cleaning and preparation activities. To date, the time taken for those activities has improved from seven hours to just over four hours;
- Underground load and haul improvement project: this project targets improvement in productive hours for loaders and trucks. A service bay and refueling station to reduce the tramming distance and times for equipment working in Athena/Hamlet was built and commissioned in November 2013. The reduction in tramming hours is approximately 736 hours for loaders and 900 hours for trucks per year; and
- Open Pits truck payload improvement project: this project aims to reduce the variation around truck payloads and ensure trucks are consistently fully loaded. Improvement activities during the December 2013 quarter have resulted in a 5 per cent improvement in performance for the Komatsu 785 trucks – this translates to an additional 145 kilo tonnes of material moved over the period with no additional resources or equipment.

Agnew/Lawlers

BPR initiatives are ongoing. The major BPR projects for 2013 were:

- Integration of the Lawlers operation into the Agnew business and realisation of the synergies: the Agnew processing plant is now fully utilised with additional feed material from the Lawlers operation;
- Overall capital saving of A$6 million from the transfer of unused mining equipment from Waroonga to New Holland (Lawlers) along with reduced operating costs;
- The introduction of low heat cement: this has an associated lower cost per tonne as trucks are dispatched from Kalgoorlie instead of Perth (shorter distance). This project was implemented in December 2013; and
- Ventilation improvements at Genesis Mine: by redesigning intake and exhaust flow paths and replacing a 250kW and 530 kW fan with a single 630kW fan, airflows through the decline were optimised and energy efficiency savings have been achieved.

South Africa region

South Deep project

		Dec 2013	Sept 2013
Gold produced	- 000'oz	79.4	81.9
	- kg	2,471	2,547
Yield - underground	- g/t	5.38	4.96
- combined	- g/t	4.28	4.18
All-in sustaining costs	- R/kg	454,581	464,500
	- US$/oz	1,399	1,448
Total all-in cost	- R/kg	466,908	513,149
	- US$/oz	1,436	1,599
Total cash cost	- R/kg	305,897	322,054
	- US$/oz	941	1,004
Notional cash expenditure	- R/kg	456,888	504,047
	- US$/oz	1,406	1,571
NCE margin	- %	(10)	(18)

Gold production decreased by 3 per cent from 81,900 ounces (2,547 kilograms) in the September quarter to 79,400 ounces (2,471 kilograms) in the December quarter mainly due to a decrease in reef tonnes mined and processed, partially offset by an increase in head grades mined and processed.

Total tonnes milled (included 119,000 tonnes of off-reef development in the December quarter compared with 96,000 tonnes in the September quarter) decreased by 5 per cent from 609,000 tonnes to 578,000 tonnes due to the continuing focus on cleaning of the long hole stopes. This, as well as seismicity, resulted in reduced drifting and development meters and associated reef tonnes. Underground reef yield increased by 8 per cent from 4.96 grams per tonne to 5.38 grams per tonne due to the cleaning of the high grade 95 2W and 95 3W long hole stopes, partially offset by lower grade in the 95 1W long hole stopes.

Development decreased by 24 per cent from 2,988 metres in the September quarter to 2,263 metres in the December quarter mainly due to the transitional arrangements with respect to moving from contractor development to owner development. The new mine capital development in phase one, sub 95 level, decreased from 610 metres to 228 metres. Vertical development decreased from 132 metres to 122 metres. Development in the current mine areas above 95 level decreased from 2,246 metres to 1,912 metres. Development areas in 95 2W and above 95 level were negatively affected by seismicity during the December quarter.

Destress mining decreased by 3 per cent from 14,986 square metres in the September quarter to 14,504 square metres in the December quarter.

Operating costs decreased by 6 per cent from R832 million (US$84 million) in the September quarter to R781 million (US$77 million) in the December quarter. This was mainly due to the decrease in electricity costs as a result of two months winter tariff included in the September quarter as well as lower electricity consumption in the December quarter due to energy saving initiatives. Further cost savings were generated from a reduction in store costs as a result of lower production and the continual focus on cost saving initiatives. Total cash cost decreased from R322,054 per kilogram (US$1,004 per ounce) to R305,897 per kilogram (US$941 per ounce) due to the decrease in operating costs, partially offset by lower gold sold.

Operating profit decreased marginally from R252 million (US$25 million) in the September quarter to R249 million (US$24 million) in the December quarter due to the lower gold price received and lower gold production, partially offset by the lower operating costs.

Capital expenditure decreased from R456 million (US$45 million) to R365 million (US$35 million) in line with increased focus on capital optimisation and scheduling. The majority of the expenditure was on development, maintenance of critical infrastructure and equipment, trackless equipment and the full plant tailings backfill.

Notional cash expenditure decreased by 9 per cent from R504,047 per kilogram (US$1,571 per ounce) in the September quarter to R456,888 per kilogram (US$1,406 per ounce) in the December quarter as a result of the lower capital expenditure and lower operating costs. The NCE margin improved from negative 18 per cent to negative 10 per cent as a result of the lower NCE, partially offset by the lower gold price received.

All-in sustaining cost per kilogram decreased from R464,500 per kilogram (US$1,448 per ounce) in the September quarter to R454,581 per kilogram (US$1,399 per ounce) in the December quarter due to the lower operating costs, partially offset by the decrease in gold sold. The total all-in cost per kilogram decreased from R513,149 per kilogram (US$1,599 per ounce) to R466,908 per kilogram (US$1,436 per ounce) due to the lower non-sustaining capital expenditure and lower operating costs, partially offset by lower gold sold.

Guidance

The estimate for calendar 2014 is as follows:
- Gold produced ~ 11,200 kilograms (360,000 ounces)
- All-in sustaining costs ~ R395,000 per kilogram (US$1,290 per ounce)
- Total all-in cost ~ R412,000 per kilogram (US$1,350 per ounce)

West Africa region

Ghana

Tarkwa

		Dec 2013	Sept 2013
Gold produced	- 000'oz	**160.0**	162.9
Yield - heap leach	- g/t	**0.48**	0.42
- CIL plant	- g/t	**1.35**	1.37
- combined	- g/t	**1.00**	1.03
All-in sustaining costs	- US$/oz	**1,096**	1,124
Total all-in cost	- US$/oz	**1,096**	1,124
Total cash cost	- US$/oz	**761**	796
Notional cash expenditure	- US$/oz	**979**	986
NCE margin	- %	**23**	26

Gold production decreased by 2 per cent from 162,900 ounces in the September quarter to 160,000 ounces in the December quarter due to decreased CIL mill throughput and yield.

Total tonnes mined, including capital stripping, decreased from 36.9 million tonnes in the September quarter to 33.8 million tonnes in the December quarter mainly due to a decrease in mining volumes as a result of the closure of the North heap leach operation at the end of December. Ore tonnes mined decreased from 5.3 million tonnes to 4.5 million tonnes. Operational waste tonnes mined remained constant at 17.5 million tonnes and capital waste tonnes mined decreased from 14.2 million tonnes to 11.8 million tonnes. Head grade increased from 1.28 grams per tonne in the September quarter to 1.30 grams per tonne in the December quarter. The strip ratio increased from 6.0 to 6.5.

The CIL plant throughput decreased from 3.07 million tonnes in the September quarter to 3.06 million tonnes in the December quarter. Realised yield from the CIL plant decreased from 1.37 grams per tonne to 1.35 grams per tonne. The CIL plant produced 133,100 ounces in the December quarter compared with 135,400 ounces in the September quarter.

The South heap leach operation did not recover any ounces from rinsing operations in the December quarter compared with 400 ounces in the September quarter. Irrigation at the South heap leach operation was discontinued in May 2013. Feed to the North heap leach section decreased from 2.02 million tonnes in the September quarter to 1.76 million tonnes in the December quarter. Yield at 0.48 grams per tonne was higher than the 0.42 grams per tonne realised in the September quarter. Gold production from the North heap leach operation decreased from 27,100 ounces in the September quarter to 26,900 ounces in the December quarter.

Net operating costs, including gold-in-process movements, decreased from US$126 million (R1,255 million) in the September quarter to US$118 million (R1,203 million) in the December quarter. Total cash cost decreased from US$796 per ounce in the September quarter to US$761 per ounce in the December quarter due to lower net operating costs.

Operating profit decreased from US$90 million (R909 million) in the September quarter to US$85 million (R872 million) in the December quarter as a result of the lower gold production and lower gold price, partially offset by the lower net operating costs.

Capital expenditure decreased from US$45 million (R455 million) in the September quarter to US$38 million (R397 million) in the December quarter with the majority of expenditure on pre-stripping, tailings storage facilities and major fleet components.

Notional cash expenditure decreased from US$986 per ounce in the September quarter to US$979 per ounce in the December quarter due to the decrease in capital expenditure. The NCE margin decreased from 26 per cent to 23 per cent as a result of the lower gold price received partially offset by the lower NCE.

All-in sustaining costs and total all-in cost per ounce decreased from US$1,124 per ounce in the September quarter to US$1,096 per ounce in the December quarter due to the decrease in total operating costs and capital expenditure.

Guidance

The estimate for calendar 2014 is as follows:
- Gold produced ~ 520,000 ounces
- All-in sustaining costs ~ US$1,100 per ounce
- Total all-in cost ~ US$1,100 per ounce

Damang

		Dec 2013	Sept 2013
Gold produced	- 000'oz	45.4	32.6
Yield	- g/t	1.41	1.06
All-in sustaining costs	- US$/oz	1,261	1,727
Total all-in cost	- US$/oz	1,261	1,727
Total cash cost	- US$/oz	1,110	1,235
Notional cash expenditure	- US$/oz	1,224	1,792
NCE margin	- %	4	(34)

Gold production increased by 39 per cent from 32,600 ounces in the September quarter to 45,400 ounces in the December quarter due to higher grade, recovery and throughput. The higher recovery was as a result of continued good density control at the CIL circuit aided by the pre-leach thickener and stabilisation of the CIL circuit. During the December quarter Damang focused on a strategy that optimised mined grade as well as strip ratios and capital expenditure in an effort to increase ounces and stabilise all-in cost. This strategic intent will form the core of the operational plan for Damang over the next year.

Total tonnes mined, including capital stripping, decreased from 9.0 million tonnes in the September quarter to 7.3 million tonnes in the December quarter. The majority of capital waste tonnes was planned to be mined from the Saddle area, however, a decision was made to defer mining in the Saddle area. The main reason for moving out of the Saddle was the poor head grades encountered during the initial phases of mining the Huni sandstones in the September quarter. The sandstones are characterised by very narrow but high grade quartz veins and associated alteration halos. This has forced the introduction of more selective mining to deal with the change in mineralisation. In order to optimise the mining of this narrow but high grade reef package, variable flitch mining was introduced at the end of the quarter with encouraging early results.

Ore tonnes increased from 0.8 million tonnes to 1.3 million tonnes and operational waste tonnes decreased from 6.5 million tonnes in the September quarter to 6.1 million tonnes in the December quarter as a result of the lower strip ratios in the Juno and Lima South Pits. The strip ratio decreased from 9.7 to 4.8. Total waste tonnes mined decreased from 8.2 million tonnes in the September quarter to 6.0 million tonnes in the December quarter. Included in the above were 1.6 million capital waste tonnes in the September quarter and zero capital waste tonnes in the December.

The yield increased from 1.06 grams per tonne to 1.41 grams per tonne due to switching from mining the Saddle to Juno pit to focus on higher grade and lower risk areas. Grade was also positively impacted by dilution control procedures and supervision in the pit.

Tonnes processed increased from 0.96 million tonnes in the September quarter to 1.0 million tonnes in the December quarter. The increased throughput was due to the continuous stabilisation of the Sandvik CS660 secondary crusher (commissioned in August 2013) which replaced the XL400 with a higher capacity and efficiency. The introduction of the 10 per cent oxide ore during the quarter from the Lima South pit to soften the blend, also contributed to the increased throughput.

Net operating costs, including gold-in-process movements, increased from US$41 million (R401 million) to US$49 million

(R495 million) due to increased tonnes processed. Total cash cost decreased from US$1,235 per ounce to US$1,110 per ounce as a result of the higher gold production partially offset by the higher net operating costs.

Operating profit increased from US$2 million (R33 million) in the September quarter to US$8 million (R87 million) in the December quarter as a result of the higher revenue due to higher gold production, partially offset by the higher net operating costs.

Capital expenditure decreased from US$13 million (R131 million) to US$6 million (R61 million) due to timing of expenditure.

Notional cash expenditure decreased from US$1,792 per ounce in the September quarter to US$1,224 per ounce in the December quarter mainly due to the higher gold production and the lower capital expenditure, partially offset by the higher operating costs. The NCE margin improved from negative 34 per cent to positive 4 per cent due to the lower NCE.

The all-in sustaining costs and total all-in cost per ounce decreased from US$1,727 per ounce in the September quarter to US$1,261 per ounce in the December quarter due to the higher gold production and lower capital expenditure, partially offset by the higher net operating costs.

Guidance

The estimate for calendar 2014 is as follows:
- Gold produced ~ 165,000 ounces
- All-in sustaining costs ~ US$1,240 per ounce
- Total all-in cost ~ US$1,240 per ounce

South America region

Peru

Cerro Corona

		Dec 2013	Sept 2013
Gold produced	- 000'oz	36.2	45.4
Copper produced	- tonnes	7,701	8,484
Total equivalent gold produced	- 000' eqoz	79.2	90.7
Total equivalent gold sold	- 000' eqoz	77.9	93.6
Yield - gold	- g/t	0.72	0.86
- copper	- %	0.49	0.52
- combined	- g/t	1.50	1.64
All-in sustaining costs	- US$/oz	207	(21)
Total all-in cost	- US$/oz	207	(21)
Total cash cost	- US$/eqoz	487	430
Notional cash expenditure	- US$/eqoz	663	599
NCE margin	- %	43	53
Gold price*	- US$/oz	1,283	1,318
Copper price*	- US$/t	7,142	7,031

Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 20 per cent from 45,400 ounces in the September quarter to 36,200 ounces in the December quarter. Copper production decreased by 9 per cent from 8,484 tonnes to 7,701 tonnes. Equivalent gold production decreased by 13 per cent from 90,700 ounces in the September quarter to 79,200 ounces in the December quarter mainly due to a decrease in gold and copper head grades and a decrease in ore treated. Gold head grade decreased from 1.22 grams per tonne to 1.04 grams per tonne and copper head grade decreased from 0.59 per cent to 0.56 per cent. Gold recoveries decreased from 70.3 per cent to 68.7 per cent and copper recoveries decreased from 87.8 per cent to 87.2 per cent, resulting from lower gold and copper head grades. The reduction in head grades was expected and head grades achieved still compare favourably with reserve head grades.

In the December quarter, concentrate with a payable content of 36,546 ounces of gold was sold at an average price of US$1,266 per ounce and 7,397 tonnes of copper was sold at an average price of US$6,293 per tonne, net of treatment and refining charges. This compared with 47,705 ounces of gold sold at an average price of US$1,358 per ounce and 8,723 tonnes of copper sold at an average price of US$6,452 per tonne in the September quarter. Total equivalent gold sales decreased from 93,600 ounces in the September quarter to 77,900 ounces in the December quarter due to lower metal production.

Tonnes mined decreased by 1 per cent from 3.42 million tonnes in the September quarter to 3.37 million tonnes in the December quarter. Ore mined decreased by 13 per cent from 2.05 million tonnes to 1.78 million tonnes. The strip ratio increased from 0.67 to 0.89 in line with the mining sequence.

Ore processed decreased by 5 per cent from 1.72 million tonnes in the September quarter to 1.64 million tonnes in the December quarter which was also associated with a decrease in plant throughput from 822 tonnes per hour in the September quarter to 805 tonnes per hour in the December quarter resulting from an increase in harder material. Gold yield decreased from 0.86 grams per tonne to 0.72 grams per tonne and copper yield decreased from 0.52 per cent to 0.49 per cent due to lower head grades of material treated.

Net operating costs, including gold-in-process movements, decreased by 13 per cent from US$40 million (R396 million) in the September quarter to US$35 million (R355 million) in the December quarter. The lower cost was mainly due to the lower production. Total cash cost increased from US$430 per equivalent ounce to US$487 per equivalent ounce mainly due to the lower equivalent ounces sold partially offset by the lower net operating costs.

Operating profit decreased from US$80 million (R785 million) in the September quarter to US$55 million (R564 million) in the December quarter mainly due to lower revenue resulting from lower equivalent ounces produced and sold as well as lower metal prices received, partially offset by the lower net operating costs.

Capital expenditure increased by 8 per cent from US$13 million (R128 million) in the September quarter to US$14 million (R144 million) in the December quarter with the majority of the expenditure on the tailings storage facility.

Notional cash expenditure increased by 11 per cent from US$599 per equivalent ounce in the September quarter to US$663 per equivalent ounce in the December quarter mainly due to lower equivalent ounces produced and increased capital expenditure. The NCE margin decreased from 53 per cent in the September quarter to 43 per cent in the December quarter as a result of the higher NCE and the lower average gold price received.

The all-in sustaining costs and total all-in cost per ounce increased from negative US$21 per ounce in the September quarter to a positive US$207 per ounce in the December quarter mainly due to the decrease in by-product credits.

Guidance

The estimate for calendar 2014 is as follows:
- Gold equivalents produced ~ 290,000 ounces
- All-in sustaining costs ~ US$865 per equivalent ounce
- Total all-in cost ~ US$865 per equivalent ounce

- Gold only produced ~ 140,000 ounces
- All-in sustaining costs ~ US$490 per ounce
- Total all-in cost ~ US$490 per ounce

Australia region

St Ives

		Dec 2013	Sept 2013
Gold produced	- 000'oz	99.1	103.8
Yield - underground	- g/t	3.24	3.82
- surface	- g/t	1.51	1.38
- combined	- g/t	2.55	2.58
All-in sustaining costs	- A$/oz	1,172	1,220
	- US$/oz	1,091	1,116
Total all-in cost	- A$/oz	1,172	1,220
	- US$/oz	1,091	1,116
Total cash cost	- A$/oz	859	887
	- US$/oz	799	811
Notional cash expenditure	- A$/oz	1,238	1,134
	- US$/oz	1,153	1,037
NCE margin	- %	10	21

Gold production decreased by 5 per cent from 103,800 ounces in the September quarter to 99,100 ounces in the December quarter mainly due to a decrease in underground head grade.

At the underground operations, ore mined increased by 24 per cent from 573,000 tonnes in the September quarter to 712,000 tonnes in the December quarter. The average grade of ore mined decreased from 4.04 grams per tonne to 3.44 grams per tonne due to lower grade areas mined, in accordance with the mining schedule.

At the open pit operations, total ore tonnes mined increased by 6 per cent from 871,000 tonnes at 1.28 grams per tonne mined in the September quarter to 924,000 tonnes at 1.38 grams per tonne mined in the December quarter. Operational waste tonnes mined decreased from 2.3 million tonnes to 2.0 million tonnes, while capital waste tonnes mined increased from 0.6 million tonnes in the September quarter to 0.8 million tonnes in the December quarter. The increase in ore tonnes mined was as a result of reduced strip ratios at Bellerophon and Mars pits with a greater concentration of ore as the pits become deeper. The strip ratio decreased from 3.35 in the September quarter to 2.95 in the December quarter.

Throughput at the Lefroy mill decreased from 1.25 million tonnes to 1.21 million tonnes. Yield decreased marginally from 2.58 grams per tonne to 2.55 grams per tonne. Gold production from the Lefroy plant decreased from 101,100 ounces in the September quarter to 96,900 ounces in the December quarter mainly due to the reduced underground grades processed. Following on from the cessation of stacking activities at the end 2012, irrigation of the existing heap leach pad continued, and a further 2,200 ounces were recovered in the December quarter compared with 2,700 ounces recovered in the September quarter, with a total of 12,000 ounces recovered for the year.

Net operating costs, including gold-in-process movements, decreased from A$94 million (US$86 million) in the September quarter to A$83 million (US$77 million) in the December quarter mainly due to a A$11 million gold-in-process credit to costs as a result of an increase in stockpiles compared with a A$3 million charge in the September quarter. Total cash cost decreased from A$887 per ounce (US$811 per ounce) to A$859 per ounce (US$799 per ounce) due to the decrease in net operating costs, partially offset by the lower gold sold.

Operating profit decreased from A$56 million (US$51 million) in the September quarter to A$53 million (US$48 million) in the December quarter due to lower gold sold and the lower gold price, partially offset by the lower net operating costs.

Capital expenditure increased from A$28 million (US$25 million) in the September quarter to A$29 million (US$27 million) in the December quarter with increased expenditure on pre-stripping of open pits.

Notional cash expenditure increased from A$1,134 per ounce (US$1,037 per ounce) in the September quarter to A$1,238 per ounce (US$1,153 per ounce) in the December quarter due to the higher capital expenditure and lower production. The NCE margin decreased from 21 per cent to 10 per cent due to the higher NCE and lower gold price received.

All-in sustaining costs and total all-in cost per ounce decreased from A$1,220 per ounce (US$1,116 per ounce) in the September quarter to A$1,172 per ounce (US$1,091 per ounce) in the December quarter mainly due to the lower net operating costs in the December quarter, partially offset by the lower gold sold.

Guidance

The estimate for calendar 2014 is as follows:
- Gold produced ~ 395,000 ounces
- All-in sustaining costs ~ A$1,210 per ounce (US$1,150 per ounce)
- Total all-in cost ~ A$1,210 per ounce (US$1,150 per ounce)

Agnew/Lawlers

		Dec 2013	Sept 2013
Gold produced	- 000'oz	73.6	45.2
Yield - underground	- g/t	7.76	9.79
- surface	- g/t	1.02	1.72
- combined	- g/t	6.56	6.20
All-in sustaining costs	- A$/oz	998	920
	- US$/oz	929	842
Total all-in cost	- A$/oz	998	920
	- US$/oz	929	842
Total cash cost	- A$/oz	675	601
	- US$/oz	628	549
Notional cash expenditure	- A$/oz	882	910
	- US$/oz	821	832
NCE margin	- %	36	37

Gold production increased by 63 per cent from 45,200 ounces in the September quarter to 73,600 ounces in the December quarter mainly due to the inclusion of 32,300 ounces from Lawlers.

Ore mined from underground increased from 130,000 tonnes to 267,400 tonnes but head grade decreased from 10.93 grams per tonne in the September quarter to 7.33 grams per tonne in the December quarter. The increase in ore mined included a 3 per cent increase at the Kim mine from 130,000 tonnes to 133,500 tonnes as well as 133,900 tonnes from Lawlers. The underground grade reduction was due to mining of lower grade areas in the Kim mine and included Lawlers which has lower grade but also lower mining costs per tonne as its operations are shallower than Kim. Underground head grade at Kim was 7.9 grams per tonne and at Lawlers it was 6.8 grams per tonne.

Tonnes processed increased from 227,000 tonnes in the September quarter to 349,000 tonnes in the December quarter and included Lawlers underground stockpiles (20,000 tonnes) and Songvang ore (62,000 tonnes). The combined yield increased from 6.20 grams per tonne to 6.56 grams per tonne. The Lawlers plant clean-up delivered 2,500 ounces. The Lawlers processing plant was put on care and maintenance in October 2013 allowing Agnew to start benefitting from acquisition synergies with lower processing cost per tonne. Processing costs at Agnew and Lawlers amounted to A$38 per tonne and A$41 per tonne respectively in the September quarter compared with A$30 per tonne in the December quarter.

Net operating costs, including gold-in-process movements, increased from A$27 million (US$24 million) in the September quarter to A$50 million (US$47 million) in the December quarter and included A$23 million (US$21 million) from Lawlers. Total cash cost increased from A$601 per ounce (US$549 per ounce) in the September quarter to A$675 per ounce (US$628 per ounce) in the December quarter due to the increased net operating costs, partially offset by the increased gold sold.

Operating profit increased from A$38 million (US$35 million) in the September quarter to A$52 million (US$48 million) in the December quarter due to higher gold sold partially offset by the lower gold price received and higher net operating costs.

Capital expenditure increased from A$12 million (US$11 million) in the September quarter to A$19 million (US$18 million) in the December quarter and included A$7 million (US$7 million) from Lawlers. Capital expenditure included A$14 million (US$13 million) of underground development.

Notional cash expenditure decreased from A$910 per ounce (US$832 per ounce) in the September quarter to A$882 per ounce (US$821 per ounce) in the December quarter due to the higher production, partially offset by higher operating costs and capital expenditure. The NCE margin decreased from 37 per cent to 36 per cent due to the lower gold price received partially offset by lower NCE.

All-in sustaining costs and total all-in cost per ounce increased from A$920 per ounce (US$842 per ounce) in the September quarter to A$998 per ounce (US$929 per ounce) in the December quarter mainly due to higher operating costs and capital expenditure, partially offset by higher gold sold.

Guidance

The estimate for calendar 2014 is as follows:
- Gold produced ~ 260,000 ounces
- All-in sustaining costs ~ A$1,170 per ounce (US$1,110 per ounce)
- Total all-in cost ~ A$1,170 per ounce (US$1,110 per ounce)

Darlot

		Dec 2013
Gold produced	- 000'oz	19.7
Yield	- g/t	3.88
All-in sustaining costs	- A$/oz	1,169
	- US$/oz	1,132
Total all-in cost	- A$/oz	1,169
	- US$/oz	1,132
Total cash cost	- A$/oz	1,059
	- US$/oz	1,025
Notional cash expenditure	- A$/oz	1,210
	- US$/oz	1,171
NCE margin	- %	11

Gold production was 19,700 ounces in the December quarter. Ore mined from underground was 153,000 tonnes at a head grade of 4.46 grams per tonne. Tonnes processed amounted to 158,000 tonnes at a yield of 3.88 grams per tonne, with the lower yield due to a build-up of higher grade gold-in-process.

Net operating costs, including gold-in-process movements, were A$21 million (US$20 million) and total cash cost was A$1,059 per ounce (US$1,025 per ounce).

Operating profit amounted to A$6 million (US$6 million).

Capital expenditure was A$2 million (US$2 million) and notional cash expenditure was A$1,210 per ounce (US$1,171 per ounce), with the NCE margin at 11 per cent.

All-in sustaining costs and total all-in cost per ounce were A$1,169 per ounce (US$1,132 per ounce).

Guidance

The estimate for calendar 2014 is as follows:
- Gold produced ~ 80,000 ounces
- All-in sustaining costs ~ A$1,385 per ounce (US$1,315 per ounce)
- Total all-in cost ~ A$1,385 per ounce (US$1,315 per ounce)

Granny Smith

		Dec 2013
Gold produced	- 000'oz	**62.2**
Yield	- g/t	**5.86**
All-in sustaining costs	- A$/oz	**917**
	- US$/oz	**888**
Total all-in cost	- A$/oz	**917**
	- US$/oz	**888**
Total cash cost	- A$/oz	**812**
	- US$/oz	**786**
Notional cash expenditure	- A$/oz	**940**
	- US$/oz	**909**
NCE margin	- %	**31**

Gold production was 62,200 ounces in the December quarter. Tonnes mined amounted to 362,000 tonnes at a head grade of 6.34 grams per tonne. All ore sourced was from the Wallaby underground mine. 330,000 tonnes was processed at a yield of 5.86 grams per tonne.

Net operating costs, including gold-in-process movements, were A$47 million (US$45 million) and total cash cost was A$812 per ounce (US$786 per ounce).

Operating profit amounted to A$39 million (US$37 million).

Capital expenditure was A$8 million (US$8 million) and included A$3 million (US$3 million) of underground development. Notional cash expenditure was A$940 per ounce (US$909 per ounce), with the NCE margin at 31 per cent.

All-in sustaining costs and total all-in cost per ounce were A$917 per ounce (US$888 per ounce) in the December quarter.

Guidance

The estimate for calendar 2014 is as follows:
- Gold produced ~ 240,000 ounces
- All-in sustaining costs ~ A$1,115 per ounce (US$1,060 per ounce)
- Total all-in cost ~ A$1,115 per ounce (US$1,060 per ounce)

Year ended 31 December 2013 compared with year ended 31 December 2012

Group attributable equivalent gold production for continuing operations and including one quarter of production from the Yilgarn South assets, decreased marginally from 2.03 million ounces in 2012 to 2.02 million ounces in 2013.

At the South Africa region, gold production at South Deep increased by 12 per cent from 270,400 ounces (8,411 kilograms) in 2012 to 302,100 ounces (9,397 kilograms) in 2013.

At the West Africa operations, total managed gold production decreased by 11 per cent from 885,300 ounces in 2012 to 785,300 ounces in 2013. At Tarkwa, gold production decreased by 12 per cent from 718,800 ounces to 632,200 ounces mainly due to cessation of crushing operations at the South heap leach facility at the end of December 2012 as well as the industrial action at the beginning of the June 2013 quarter. The South heap leach produced 8,400 in 2013 compared with 51,200 ounces in 2012. At Damang, gold production decreased by 8 per cent from 166,400 ounces to 153,100 ounces mainly due to lower yield following on from the premature closure of the original Damang pit, due to safety reasons.

In South America, gold equivalent production at Cerro Corona decreased by 7 per cent from 342,100 ounces in 2012 to 316,700 ounces in 2013 mainly due to expected lower gold and copper grades resulting in lower gold ounces and copper tonnes.

At the Australia operations, gold production increased by 12 per cent from 626,400 ounces in 2012 to 700,200 ounces in 2013 mainly due to the acquisition of the Yilgarn South assets. At St

Ives, gold production decreased by 10 per cent from 449,800 ounces to 402,700 ounces, mainly due to cessation of crushing and stacking at the heap leach facility and lower grade open pit material mined and processed. The heap leach facility produced 12,000 ounces in 2013 compared with 26,600 ounces in 2012. At Agnew gold production increased by 22 per cent from 176,600 ounces to 215,600 ounces, mainly due to the inclusion of 32,300 ounces from Lawlers. Production at Darlot and Granny Smith amounted to 19,700 ounces and 62,200 ounces respectively.

Income statement

Revenue decreased by 18 per cent from US$3,531 million (R28,916 million) in 2012 to US$2,906 million (R27,901 million) in 2013 due to the lower gold price received. The average gold price decreased by 16 per cent from US$1,656 per ounce (R435,952 per kilogram) to US$1,386 per ounce (R427,753 per kilogram). The average Rand/US dollar exchange rate weakened by 17 per cent from R8.19 in 2012 to R9.60 in 2013. The average Rand/Australian dollar exchange rate weakened by 10 per cent from R8.48 to R9.29. The average Australian/US dollar exchange rate weakened by 6 per cent from A$1.00 = US$1.035 in 2012 to A$1.00 = US$0.968 in 2013.

Net operating costs increased marginally from US$1,652 million (R13,529 million) to US$1,667 million (R16,002 million). Total cash cost for the Group increased by 3 per cent from US$779 per ounce (R205,153 per kilogram) to U$803 per ounce (R247,956 per kilogram) due to the lower gold sold and the higher net operating costs.

At South Deep in South Africa, operating costs increased by 25 per cent from R2,480 million (US$303 million) in 2012 to R3,089 million (US$322 million) in 2013. This was due to annual wage increases, an increase in employees in line with the production build-up, the electricity tariff increase, increased maintenance costs and normal inflationary increases. Total cash cost increased by 11 per cent from R290,952 per kilogram (US$1,105 per ounce) to R322,564 per kilogram (US$1,045 per ounce) as a result of the higher operating costs, partially offset by the higher gold sold. All-in sustaining costs and total all-in cost amounted to R475,706 per kilogram (US$1,541 per ounce) and R544,190 per kilogram (US$1,763 per ounce), respectively in 2013.

At the West Africa operations, net operating costs increased by 3 per cent from US$645 million in 2012 to US$665 million in 2013. At Tarkwa, net operating costs increased by 7 per cent from US$470 million to US$505 million mainly due to annual wage increases, increased fuel costs and an inventory draw-down of US$31 million in 2013 compared with a credit to cost of US$25 million in 2012. At Damang, net operating costs decreased by 9 per cent from US$176 million to US$160 million due to the US$11 million inventory credit in 2013 compared with US$4 million in 2012. Total cash cost for the region increased by 16 per cent from US$744 per ounce to US$863 per ounce due to the lower production and the higher net operating costs. All-in sustaining costs and total all-in cost for the region amounted to US$1,343 per ounce in 2013.

At Cerro Corona in South America, net operating costs decreased by 11 per cent from US$160 million in 2012 to US$142 million in 2013 mainly due to a decrease in statutory workers participation in profits due to lower profits, as well as a higher build-up of inventory in 2013. Total cash cost was similar at US$491 per ounce. All-in sustaining costs and total all-in cost amounted to US$206 per ounce in 2013.

At the Australia operations, net operating costs increased by 6 per cent from A$525 million (US$544 million) in 2012 to A$556 million (US$538 million) in 2013 mainly due to the inclusion of one quarter's costs from the Yilgarn South assets. At St Ives, net operating costs decreased by 8 per cent from A$379 million (US$393 million) to A$348 million (US$337 million) mainly due to a decrease in open pit tonnes mined and processed and the cessation of the heap leach operations at the end of 2012, partially offset by an increase in underground tonnes mined and processed.

At Agnew, net operating costs decreased by 3 per cent from A$146 million (US$151 million) to A$141 million (US$136 million) due to cost saving initiatives arising from mining only the Kim ore body, partially offset by additional costs from Lawlers (A$21 million; US$20 million). Net operating costs at Darlot and Granny Smith amounted to A$21 million (US$20 million) and A$47 million (US$45 million), respectively. Total cash cost for the region decreased by 3 per cent from A$819 per ounce (US$849 per ounce) to A$796 per ounce (US$770 per ounce) due to the increase in production, partially offset by the increase in net operating costs. All-in sustaining costs and total all-in cost for the region amounted to A$1,130 per ounce (US$1,094 per ounce) in 2013.

Operating profit decreased from US$1,879 million (R15,387 million) to US$1,239 million (R11,899 million) as a result of the above.

Net interest paid increased from US$36 million (R295 million) to US$59 million (R563 million) due to an increase in borrowings.

The loss on share of equity accounted earnings after taxation decreased from US$50 million (R407 million) to US$18 million (R177 million) and related to the ongoing study and evaluation costs at the Far Southeast project (FSE). This decrease reflects the Group's decision in May 2013 to deliberately cut back on Growth and International Projects' expenditure.

Exploration expenditure, which is all greenfields expenditure (brownfields expenditure is capitalised), decreased from US$129 million (R1,053 million) to US$66 million (R633 million) due to the Group's decision to deliberately reduce expenditure on exploration activities.

Feasibility and evaluation costs increased from US$44 million (R361 million) to US$48 million (R458 million) due to increased activity at Yanfolila in 2013.

Non-recurring costs of US$902 million (R9,221 million) in 2013 compared with US$121 million (R993 million) in 2012. The non-recurring expenses in 2013 included mainly operating asset impairments of A$297 million (R2.7 billion) at St Ives, US$173 million (R1.8 billion) at Damang and US$51 million (R531 million) at Tarkwa.

In addition the following were impaired during 2013:

- US$126 million (R1,275 million) was impaired at Tarkwa and Damang in the June quarter. This impairment comprised the Tarkwa North heap leach inventory of US$43 million (R435 million) and all associated Heap leach assets of US$67 million (R677 million) as well as run of mine stockpiles of US$16 million (R163 million) at Damang;
- US$90 million (R928 million) at the Arctic Platinum project (APP) and US$30 million (R307 million) at Yanfolila. A decision was made to dispose of these projects and they were reclassified as held for sale;
- US$44 million (R451 million) at Tarkwa on various assets as described earlier;
- US$10 million (R107 million) related to impairment of the oxide heap leach project expenditure at Cerro Corona;
- US$10 million (R98 million) related to the impairment of the Group's option payment to Bezant (due to the Group's decision not to pursue the Guinaoang deposit); and
- US$9 million (R83 million) related to the impairment of the Group investment in Orsu Metals Corporation.

Non-recurring items also included restructuring costs across the Group of US$39 million (R378 million), transaction costs of US$27 million (R264 million) on the acquisition of the Yilgarn South assets, a gain of US$13 million (R124 million) on the sale of 7,820,169 shares in Northam Platinum Limited and US$5 million (R45 million) on the sale of the Group's interest in Talas.

The non-recurring costs in 2012 included: voluntary separations packages of US$30 million (R244 million), business process re-engineering costs of US$21 million (R173 million), impairment costs of US$5 million (R37 million) at Tarkwa, US$24 million (R199 million) at Agnew and US$58 million (R475 million) at St Ives. The non-recurring costs were partially offset by income received of US$28 million (R226 million) on the disposal of the Group's interest in GoldQuest Mining Corporation, Atacama Pacific Gold Corporation and Evolution Mining Limited.

Government royalties decreased from US$117 million (R956 million) in 2012 to US$91 million (R869 million) in 2013 as a result of lower revenue.

The taxation credit of US$20 million (R315 million) in 2013 as a result of lower profit before taxation compared with a charge of US$457 million (R3,740 million) in 2012.

Net losses of US$584 million (R6,020 million) in 2013 compared with net earnings of US$317 million (R2,592 million) in 2012.

Normalised earnings of US$58 million (R561 million) in 2013 compared with normalised earnings of US$409 million (R3,346 million) in 2012.

Cash flow

Cash inflow from operating activities for continuing operations of US$499 million (R4,847 million) in 2013 compared with US$943 million (R7,715 million) in 2012. This decrease was mainly due to lower operating profit partially offset by lower royalties and taxation paid and a working capital inflow in 2013 compared with an outflow in 2012.

Cash outflows from investing activities for continuing operations decreased from US$1,280 million (R10,423 million) to US$860 million (R8,312 million).

Capital expenditure decreased from US$1,222 million (R10,002 million) in 2012 to US$739 million (R7,097 million) in 2013 due to a deliberate cut back in response to the lower gold price. At the South Africa region, capital expenditure at South Deep decreased from R2,576 million (US$315 million) to R1,943 million (US$202 million) largely in line with the build-up plan. Proceeds on disposal of assets of US$10 million (R100 milion) related to the sale of the Vivienne exploration asset at Agnew.

At the West Africa region, capital expenditure decreased from US$352 million to US$257 million mainly due to a decrease in capital waste strip at both Tarkwa and Damang and lower capital expenditure on mining fleet at Tarkwa. In South America, at Cerro Corona, capital expenditure decreased from US$94 million to US$56 million due to lower expenditure on the tailings storage facility. At the Australia region, capital expenditure decreased from A$358 million (US$371 million) to A$200 million (US$194 million) mainly at St Ives due to lower expenditure on mining fleet, as well as lower expenditure on construction of the tailings storage facility and mine development. This was partially offset by capital expenditure of A$18 million at the Yilgarn South assets.

Investing activities (excluding net capital expenditure) in 2013 amounted to US$131 million (R1,315 million) compared with US$60 million (R433 million) in 2012. Investing activities in 2013 included:

- A US$10 million (R91 million) payment to Bezant relating to the purchase of an associate stake in Bezant Resources PLC for US$8 million (R68 million) together with a second non-refundable payment for the option agreement relating to the Guinaoang deposit of US$2 million (R23 million);
- The buy-out of non-controlling interest holders at La Cima of US$13 million (R122 million) representing 0.9 per cent of the issued shares of Gold Fields La Cima, taking the Group's holding to 99.5 per cent. La Cima was delisted on 24 September 2013;
- A payment for the Yilgarn South assets purchase of US$135 million (R1,367 million) related to the acquisition of the Granny Smith, Lawlers and Darlot gold mines;
- Proceeds on the disposal of investments of US$35 million (R341 million) in 2013 related to the sale of 7,820,169 shares in Northam Platinum Limited;
- Environmental payments of US$4 million (R43 million); and
- The purchase of investments of US$4 million (R33 million).

In 2012 investing activities included the receipt of US$65 million (R526 million) on the disposal of the Group's investments in GoldQuest Mining Corporation, Atacama Pacific Corporation and Evolution Mining Limited, environmental payments of US$3 million (R27 million) and purchase of investments of US$1 million (R7 million).

Net cash outflow before dividends and financing increased from US$337 million (R2,708 million) in 2012 to US$361 million (R3,466 million) in 2013.

Net cash inflow from financing activities for continuing operations of US$214 million (R1,992 million) in 2013 compared with a net cash outflow of US$10 million (R148 million) in 2012. Both related to long term and short term loans received and repaid.

The net cash outflow for continuing operations of US$209 million (R2,042 million) in 2013 compared with an outflow of US$722 million (R5,799 million) in 2012. After accounting for a negative translation adjustment of US$30 million (positive R587 million), the cash outflow for continuing operations in 2013 was US$239 million (R1,456 million). The cash balance at the end of 2013 was US$325 million (R3,361 million) compared with US$656 million (R5,619 million) at the end of 2012.

Corporate

Awards received during the quarter

Top 100 Carbon Disclosure Leadership Index (CDLI)

Gold Fields was ranked joint first in the 2013 JSE Top 100 Carbon Disclosure Leadership Index (CDLI), which rates companies listed on the Johannesburg Stock Exchange in South Africa on their disclosure of carbon emissions. Both Gold Fields and Nedbank achieved a perfect disclosure record of 100 per cent and were ranked joint first. In 2012 Gold Fields was second in the CDLI, having won the award both in 2011 and 2010. The awards were handed over by South Africa's Deputy Finance Minister Nhlanhla Nene at a function in Johannesburg. The CDLI is carried out annually by the global Carbon Disclosure Project (CDP) organisation amongst about 4,600 companies in 60 countries. In South Africa the project is supported by the National Business Initiative.

2014 DJSI Sustainability rankings

Gold Fields was again ranked among the top five resources firms in the world by the Dow Jones Sustainability Index (DJSI), which looks at the governance, environmental, economic and social performance of companies. It received a Bronze Class Sustainability Award and was ranked fifth in the Resources category this year from third previously and remains the highest ranked JSE-listed mining firm on the DJSI.

Social responsibility

For the second year in a row, Gold Fields La Cima has been awarded the 'Socially Responsible Company Distinctive' granted by Peru 2021, in alliance with the Mexican Center for Philanthropy (CEMEFI). The distinction is given to companies for their approach to economic, social, and environmental responsibility.

Ghana Club 100 Awards

Gold Fields Ghana was ranked second in the Ghana Investment Promotion Centre's (GIPC) Ghana Club 100 Awards behind mobile phone company RLG. Gold Fields Ghana was first in the previous year and also won the "Best largest company" and "Largest taxpaying company" categories.

Disposal of Talas

In December 2013, Gold Fields executed a binding heads of agreement with Robust Resources Limited ("Robust"), an Australian listed entity, to sell its entire interest in the Talas project in Kyrgyzstan for a total consideration (including deferred consideration) of US$25 million plus a 2 per cent net smelter return royalty. At completion, Robust must pay US$2 million in cash and issue US$3 million of Robust shares to Gold Fields. If Robust develops the Taldybulak porphyry deposit and the project scope is at least 85 per cent of the conceptual project conducted by Gold Fields, Robust must issue Gold Fields US$20 million worth of Robust shares (or pay Gold Fields US$20 million in cash if listed shares cannot be issued by Robust or another holding company at that stage) and the 2 per cent net smelter royalty is payable on all minerals.

Cash dividend

In line with the company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 79 of 22 SA cents per ordinary share (gross) in respect of the year ended 31 December 2013. This translates to 30 per cent of earnings. The final dividend will be subject to the Dividend Withholding Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local dividends tax rate is 15 per cent (fifteen per centum);
- The gross local dividend amount is 22 SA cents per ordinary share for shareholders exempt from dividends tax;
- The company has no further STC credits available and the Dividend Withholding Tax of 15 per cent (fifteen per centum) will be applicable to this dividend;
- The net local dividend amount is 18.7000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 770,517,918 ordinary shares in issue (included in this number are 856,330 treasury shares); and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

Final dividend number 79:	22 SA cents per share
Last date to trade cum- dividend:	Friday 28 February 2014
Sterling and US dollar conversion date:	Monday 3 March 2014
Shares commence trading ex-dividend:	Monday 3 March 2014
Record date:	Friday 7 March 2014
Payment of dividend:	Monday 10 March 2014

Share certificates may not be dematerialised or rematerialised between Monday, 3 March 2014 and Friday, 7 March 2014, both dates inclusive.

Outlook

Attributable equivalent gold production for the Group for the year ending December 2014 is forecast at around 2.2 million gold ounces. All-in sustaining cost is forecast at US$1,125 per ounce and total all in cost is forecast at US$1,150 per ounce.

Attributable gold only production for the Group for the year ending December 2014 is forecast at around 2.1 million gold ounces. All-in sustaining cost is forecast at US$1,125 per ounce and total all in cost is forecast at US$1,150 per ounce.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 5 and 36.

Reviewed condensed consolidated financial statements

Basis of accounting

The condensed consolidated financial information is prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the

Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34, Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The newly adopted standards include:

- IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine
- IFRS 10, Consolidated Financial Statements
- IFRS 11, Joint Arrangements
- IFRS 12, Disclosure of Interests in Other Entities
- IFRS 13, Fair Value Measurement
- Various IFRS improvements

Except for IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (refer "Change in accounting policy" below), these newly adopted standards did not significantly impact the Group financial results.

On 29 November 2012, Gold Fields announced the creation of a new South African gold mining company through the listing and subsequent unbundling of its 100 per cent owned subsidiary, Sibanye Gold Limited ("Sibanye Gold"), which holds the KDC and Beatrix gold mines as well as various service companies. Sibanye Gold was listed as a separate and independent company on both the JSE and the NYSE on 11 February 2013. Sibanye Gold shares held by Gold Fields were then distributed to existing Gold Fields shareholders on 18 February 2013. The financial results of Sibanye Gold which include the KDC and Beatrix mines have been presented as discontinued operations in the condensed consolidated financial statements and the comparative income statements and statement of cash flows have been presented as if Sibanye Gold had been discontinued from the start of the comparative period. The assets and liabilities of Sibanye Gold were presented as held for distribution at 31 December 2012.

The net profit from discontinued operations of US$56 million (R490 million) for the year ended 31 December 2013 related to the operating results of Sibanye Gold for the two month period January to February 2013 while the US$13 million (R165 million) in the December 2012 quarter and the US$385 million (R3,152 million) for the year ended 31 December 2012 related to the operating results of Sibanye Gold for the three month period October to December 2012 and the year ended 31 December 2012, respectively. The net profit on distribution of discontinued operations of US$232 million (R2.1 billion) was calculated by deducting the book value of the assets and liabilities of Sibanye Gold of R9.1 billion on date of unbundling from the market value of Sibanye Gold on the same date which was R11.2 billion. The market value was calculated by multiplying the shares in issue (731,647,614 shares) by the closing share price of R15.29 per share on the date of distribution. The R11.2 billion represents the distribution in specie and is reflected as such in the statement of changes in equity.

Auditor's review

The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2013 have been reviewed by the company's auditor, KPMG Inc. In their review report dated 13 February 2014, which is available for inspection at the Company's Registered Office, KPMG Inc. state that their review was conducted in accordance with the International Standard on Review Engagements 2410, *Review of Interim Information Performed by the Independent Auditor of the Entity*,

which applies to a review of condensed consolidated financial information, and have expressed an unmodified conclusion on the condensed consolidated financial statements.

The auditor's report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

Change in accounting policy

In the March 2013 quarter, the Group adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), which became effective on 1 January 2013. The previous Gold Fields policy stated that costs related to removing waste within the ore body, once it had been exposed, were accounted for in the income statement using the waste normalisation method. Any resultant asset created by the timing difference between costs incurred and costs expensed was recorded in the statement of financial position as a current asset.

IFRIC 20 requires that production stripping costs in a surface mine be capitalised to non-current assets if, and only if, all of the following criteria are met:

- It is probable that the future economic benefit associated with the stripping activity will flow to the entity;
- The entity can identify the component of the ore body for which access has been improved; and
- The costs relating to the stripping activity associated with that component can be measured.

The comparative periods presented in this quarterly publication have been restated. The impact of the change in accounting policy for the December quarter and the year ended 31 December 2012 is a debit to net earnings from continuing operations attributable Gold Fields shareholders of US$1 million (R6 million) and a credit to net earnings from continuing operations attributable to the Gold Fields shareholders of US$10 million (R85 million), respectively. The corresponding entries for the above adjustments were property, plant and equipment, deferred tax and current assets.

Net earnings from continuing operations for 2012 have been restated from US$306 million (R2,507 million) to US$317 million (R2,592 million). As a result, earnings per share and headline earnings per share for 2012 have been restated from US$0.42 per share (345 SA cents per share) to US$0.44 per share (356 SA cents per share) and from US$0.46 per share (382 SA cents per share) to US$0.48 per share (393 SA cents per share), respectively.

Change in reporting currency

Following the unbundling of Sibanye Gold in February 2013, Gold Fields' production and footprint are represented by a diversified portfolio of assets (the only South African asset and production contributor being South Deep). The US dollar is now the dominant currency. Therefore, the Group intends to align its reporting currency to its peer group of international gold producers who all report in US dollar. From Q1 2014 only the US dollar will be presented.

Acquisition of Darlot, Lawlers and Granny Smith

On 1 October 2013, the Group obtained full control of the assets of the Darlot, Lawlers and Granny Smith assets, based in Western Australia ("the acquired mines"), through a sale and purchase agreement.

The acquisition provides Gold Fields with:

- an additional 452,000 ounces of annual production;
- 2.6 million reserve ounces; and
- 1.9 million resource ounces in addition to the reserve ounces.

Taking control of the acquired mines has enabled the Group to increase its production profile in Australia and to obtain cost efficiencies through the integration of the Lawlers and the existing Agnew gold mines. In the three months to 31 December 2013, the acquired mines contributed revenue of A$156.4 million (US$151.3 million) and profit after tax but before the transaction costs, redundancies and stamp duty of A$17.8 million (US$17.2 million). After these costs, the loss after tax was A$5.2 million (US$5.0 million).

The following summarises the major classes of consideration transferred, and the recognised amount of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred	A$	US$
Equity instruments (28.7 million ordinary shares)	135.5	127.3
Cash	145.1	135.0
Total consideration transferred	**280.6**	**262.3**

The fair value of the ordinary shares issued was based on the listed share price of the Company at 1 October 2013 of R44.8 per share.

Identified assets acquired and liabilities assumed	A$	US$
Property plant and equipment	388.0	362.7
Inventories	43.6	40.8
Prepayments	0.7	0.6
Finance lease liability	(4.6)	(4.3)
Site restoration provision	(74.6)	(69.7)
Trade and other payables	(50.0)	(46.7)
Employee leave provisions	(22.5)	(21.1)
Total identifiable net assets acquired	**280.6**	**262.3**

The acquired mines are subject to specific environmental regulations. The Group has conducted a preliminary assessment of site restoration provisions arising from these regulations and has recognised a preliminary amount in its initial accounting. However, the Group will continue its assessment of these matters during the measurement period. The purchase price allocation has been prepared on a provisional basis.

If new information, obtained within one year from the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised. The Group incurred acquisition related costs of US$27.4 million in respect of stamp duty on the transferred assets, due diligence and legal costs. These costs have been included under non-recurring items in the consolidated income statement.

Silicosis

In and during 2012 two court applications were served on Gold Fields and its subsidiaries (as well as other mining companies) on behalf of various applicants purporting to represent a class of mine workers (and where deceased, their dependents) who were previously employed by or who are employees of Gold Fields or any of its subsidiaries and who allegedly contracted Tuberculosis or Silicosis.

These are applications in terms of which the courts are asked to certify a class action to be instituted by the applicants on behalf of a class of affected people. According to the applicants, this is the first and preliminary step in a process, where if the court were to certify the class action, the applicants will in the second stage, bring an action wherein they will attempt to hold Gold Fields and other mining companies liable for the occupational diseases and the resulting consequences. The applicants contemplate the second stage dealing with common, legal and factual issues regarding the claim arising for the entire class. If the applicants are successful in the second stage, they envisage that individual members of the class would later submit individual claims for damages against Gold Fields and other mining companies.

These applications do not identify the number of claims that would be instituted against Gold Fields and other mining companies or the quantum of damages the applicants may seek.

In addition to the class actions, an individual action has been instituted against Gold Fields and one other mining company in terms of which the plaintiff claims R25,019,725 in respect of Silicosis which he claims was caused by the two defendants.

The two class actions were consolidated into one action during 2013 and the attorneys for the applicants in those matters have now applied to the court for a case management procedure in order to set times in which the parties have to comply with various legal processes and timeframes in terms of the application. Gold Fields has entered notices to oppose the various actions and its attorneys are currently considering the opposition in detail.

Accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the consolidated financial statements.

Native Claim

St Ives Gold Mining Company Pty Ltd ("St Ives") which owns the St Ives Gold Mine in Western Australia has been named in proceedings brought in the Federal Court of Australia by the Ngadju People in relation to a native title claim over a parcel of land containing a number of mining tenements held by St Ives and transferred from Western Mining Corporation ("WMC") in 2001. The proceedings have been set down for hearing in March 2014 but a decision is not expected for between 6 to 12 months. Any decision can thereafter be appealed by any of the parties.

Details of the claim were announced to the market on Monday, 27 January 2014. Gold Fields is strongly of the view, having obtained the advice of Senior Counsel, that the assertions made by the Ngadju People are unfounded and without merit, and accordingly, is vigorously defending its position in these proceedings.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

SEC investigation

Gold Fields Limited has been informed that it is the subject of a regulatory investigation in the United States by the US Securities and Exchange Commission relating to the Black Economic Empowerment transaction associated with the granting of the mining license for its South Deep operation. Given the early stage of this investigation, it is not possible to determine what the ultimate outcome of this investigation, any regulatory findings and any related developments may have on the Company.

Accordingly, no adjustment for any effects on the Company that may result from the outcome of this investigation, if any, has been made in the consolidated financial statements.

N.J. Holland
Chief Executive Officer
13 February 2014

The preliminary financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS		Quarter		Year ended	
	December 2013	September 2013	Restated December 2012	December 2013	Restated December 2012
Revenue	**780.7**	683.3	954.3	**2,906.3**	3,530.6
Operating costs, net	**(468.4)**	(400.4)	(451.3)	**(1,666.9)**	(1,651.8)
- Operating costs	**(483.6)**	(396.2)	(438.4)	**(1,678.7)**	(1,673.8)
- Gold inventory change	**15.2**	(4.2)	(12.9)	**11.8**	22.0
Operating profit	**312.3**	282.9	503.0	**1,239.4**	1,878.8
Amortisation and depreciation	**(182.8)**	(148.4)	(142.4)	**(610.9)**	(499.2)
Net operating profit	**129.5**	134.5	360.6	**628.5**	1,379.6
Net interest paid	**(16.4)**	(18.3)	(9.4)	**(58.6)**	(36.0)
Share of equity accounted earnings after taxation	**(1.9)**	(2.2)	(15.2)	**(18.4)**	(49.7)
(Loss)/gain on foreign exchange	**(0.6)**	(4.7)	1.8	**7.3**	(13.8)
(Loss)/gain on financial instruments	**(1.3)**	5.0	(0.1)	**(0.3)**	(0.5)
Share-based payments	**(3.2)**	(11.7)	(7.3)	**(40.5)**	(45.5)
Other	**(5.5)**	(4.5)	(6.2)	**(27.6)**	(18.5)
Exploration costs	**(6.9)**	(13.8)	(37.5)	**(65.9)**	(128.5)
Feasibility and evaluation costs	**(10.5)**	(12.3)	(12.3)	**(47.7)**	(44.1)
Profit before royalties, taxation and non-recurring items	**83.2**	72.0	274.4	**376.8**	1,043.0
Non-recurring items	**(712.7)**	(2.2)	(120.3)	**(901.5)**	(121.2)
(Loss)/profit before royalties and taxation	**(629.5)**	69.8	154.1	**(524.7)**	921.8
Royalties	**(24.5)**	(19.6)	(32.5)	**(90.5)**	(116.7)
(Loss)/profit before taxation	**(654.0)**	50.2	121.6	**(615.2)**	805.1
Mining and income taxation	**148.5**	(38.4)	(70.8)	**20.1**	(456.6)
- Normal taxation	**(28.3)**	(45.9)	(92.5)	**(161.3)**	(336.6)
- Deferred taxation	**176.8**	7.5	21.7	**181.4**	(120.0)
Net (loss)/profit from continuing operations	**(505.5)**	11.8	50.8	**(595.1)**	348.5
Net (loss)/profit from discontinued operations	**16.8**	(8.0)*	12.9	**287.9**	384.9
Net (loss)/profit from discontinued operations	**3.8**	(1.5)	12.9	**55.8**	384.9
Net (loss)/profit on distribution of discontinued operations	**13.0**	(6.5)	-	**232.1**	-
Net (loss)/profit	**(488.7)**	3.8	63.7	**(307.2)**	733.4
Attributable to:					
- Owners of the parent	**(474.2)**	1.4	53.5	**(295.7)**	701.2
- Non-controlling interest	**(14.5)**	2.4	10.2	**(11.5)**	32.2
Non-recurring items:					
Profit/(loss) on sale of investments	**4.4**	13.1	(0.6)	**17.8**	27.6
Profit on sale of assets	**1.3**	0.2	0.1	**1.6**	0.3
Restructuring costs	**(20.8)**	(5.1)	(35.4)	**(39.4)**	(50.8)
Impairment of stockpiles and consumables	**(2.3)**	-	(19.2)	**(61.3)**	(19.2)
Impairment of investments and assets	**(670.0)**	(9.0)	(67.4)	**(748.2)**	(79.0)
Other	**(25.3)**	(1.4)	2.2	**(72.0)**	(0.1)
Total non-recurring items	**(712.7)**	(2.2)	(120.3)	**(901.5)**	(121.2)
Taxation	**183.9**	(1.5)	33.2	**229.7**	38.8
Net non-recurring items after tax	**(528.8)**	(3.7)	(87.1)	**(671.8)**	(82.4)
Net (loss)/earnings from continuing operations	**(491.0)**	9.4	40.7	**(583.6)**	316.6
Net (loss)/earnings from discontinued operations	**16.8**	(8.0)	12.8	**287.9**	384.8
Net (loss)/earnings per share (cents) from continuing operations	**(66)**	1	5	**(79)**	44
Net (loss)/earnings per share (cents) from discontinued operations	**2**	(1)	2	**39**	53
Diluted (loss)/earnings per share (cents) from continuing operations	**(66)**	1	5	**(79)**	43
Diluted (loss)/earnings per share (cents) from discontinued operations	**2**	(1)	2	**39**	53
Headline (loss)/earnings from continuing operations	**(23.0)**	8.2	91.0	**(71.4)**	350.4
Headline (loss)/earnings from discontinued operations	**3.8**	(1.5)	12.9	**55.8**	384.7
Headline (loss)/earnings per share (cents) from continuing operations	**(3)**	1	12	**(10)**	48
Headline earnings per share (cents) from discontinued operations	**1**	-	3	**8**	54
Diluted headline (loss)/earnings per share (cents) from continuing operations	**(3)**	1	12	**(10)**	48
Diluted headline earnings per share (cents) from discontinued operations	**1**	-	3	**8**	54
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations	**14.3**	11.8	126.7	**58.4**	408.6
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations	**2**	2	18	**8**	56
South African rand/United States dollar conversion rate	**10.11**	9.98	8.67	**9.60**	8.19
South African rand/Australian dollar conversion rate	**9.41**	9.13	9.00	**9.29**	8.48
Gold sold – managed oz (000)	**617**	520	563	**2,097**	2,133
Gold price received US$/oz	**1,265**	1,315	1,686	**1,386**	1,656
Total cash cost US$/oz	**776**	772	798	**803**	779

* Due to conversion at year to date exchange rate.

Figures may not add as they are rounded independently.

The reviewed consolidated financial statements for the year ended 31 December 2013 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Income statement

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND	Quarter			Year ended	
	December 2013	September 2013	Restated December 2012	**December 2013**	Restated December 2012
Revenue	**7,877.1**	6,826.9	8,228.2	**27,900.6**	28,915.8
Operating costs, net	**(4,712.6)**	(3,986.6)	(3,888.1)	**(16,001.8)**	(13,528.7)
- Operating costs	**(4,858.1)**	(3,947.9)	(3,787.7)	**(16,115.5)**	(13,708.6)
- Gold inventory change	**145.5**	(38.7)	(100.4)	**113.7**	179.9
Operating profit	**3,164.5**	2,840.3	4,340.1	**11,898.8**	15,387.1
Amortisation and depreciation	**(1,831.5)**	(1,473.5)	(1,223.7)	**(5,864.4)**	(4,088.2)
Net operating profit	**1,333.0**	1,366.8	3,116.4	**6,034.4**	11,298.9
Net interest paid	**(165.5)**	(178.4)	(81.3)	**(562.9)**	(295.2)
Share of equity accounted earnings after taxation	**(21.5)**	(24.2)	(129.9)	**(176.5)**	(407.4)
(Loss)/gain on foreign exchange	**(5.0)**	(40.6)	12.2	**69.8**	(112.7)
(Loss)/gain on financial instruments	**(12.4)**	46.5	(1.4)	**(2.9)**	(4.5)
Share-based payments	**(37.5)**	(117.0)	(65.4)	**(388.6)**	(372.5)
Other	**(56.5)**	(47.5)	(53.3)	**(264.6)**	(149.7)
Exploration costs	**(77.3)**	(141.8)	(322.3)	**(632.6)**	(1,052.7)
Feasibility and evaluation costs	**(107.5)**	(122.6)	(105.8)	**(457.9)**	(361.2)
Profit before royalties, taxation and non-recurring items	**849.9**	741.2	2,369.2	**3,618.2**	8,543.0
Non-recurring items	**(7,442.7)**	(71.1)	(986.0)	**(9,221.1)**	(992.9)
(Loss)/profit before royalties and taxation	**(6,592.9)**	670.1	1,383.2	**(5,602.9)**	7,550.1
Royalties	**(247.2)**	(197.1)	(279.8)	**(869.1)**	(955.9)
(Loss)/profit before taxation	**(6,840.1)**	473.0	1,103.4	**(6,472.0)**	6,594.2
Mining and income taxation	**1,525.4**	(386.7)	(641.6)	**315.4**	(3,739.9)
- Normal taxation	**(295.3)**	(456.5)	(796.3)	**(1,548.6)**	(2,756.8)
- Deferred taxation	**1,820.7**	69.8	154.7	**1,864.0**	(983.1)
Net (loss)/profit from continuing operations	**(5,314.7)**	86.3	461.8	**(6,156.6)**	2,854.3
Net profit from discontinued operations	**-**	-	165.0	**2,553.8**	3,152.1
Net profit from discontinued operations	**-**	-	165.0	**489.9**	3,152.1
Net profit on distribution of discontinued operations	**-**	-	-	**2,063.9**	-
Net (loss)/profit	**(5,314.7)**	86.3	626.8	**(3,602.8)**	6,006.4
Attributable to:					
- Owners of the parent	**(5,148.9)**	63.0	539.7	**(3,465.7)**	5,743.0
- Non-controlling interest	**(165.8)**	23.3	87.1	**(137.1)**	263.4
Non-recurring items:					
Profit/(loss) on sale of investments	**44.8**	123.7	(0.3)	**170.8**	225.9
Profit on sale of assets	**12.8**	1.3	0.1	**15.4**	2.1
Restructuring costs	**(203.0)**	(51.9)	(292.6)	**(378.3)**	(416.3)
Impairment of stockpiles and consumables	**(67.9)**	(15.9)	(156.9)	**(622.5)**	(156.9)
Impairment of investments and assets	**(6,977.8)**	(102.2)	(554.2)	**(7,714.4)**	(647.0)
Other	**(251.6)**	(26.1)	17.9	**(692.1)**	(0.7)
Total non-recurring items	**(7,442.7)**	(71.1)	(986.0)	**(9,221.1)**	(992.9)
Taxation	**1,896.1**	(1.5)	273.1	**2,327.4**	317.9
Net non-recurring items after tax	**(5,546.6)**	(72.6)	(712.9)	**(6,893.7)**	(675.0)
Net (loss)/earnings from continuing operations	**(5,148.9)**	63.0	375.5	**(6,019.5)**	2,591.5
Net earnings from discontinued operations	**-**	-	164.1	**2,553.8**	3,151.5
Net (loss)/earnings per share (cents) from continuing operations	**(691)**	7	52	**(811)**	356
Net earnings per share (cents) from discontinued operations	**-**	-	22	**349**	433
Diluted (loss)/earnings per share (cents) from continuing operations	**(691)**	7	51	**(811)**	355
Diluted earnings per share (cents) from discontinued operations	**-**	-	21	**348**	431
Headline (loss)/earnings from continuing operations	**(278.6)**	63.6	786.7	**(732.3)**	2,868.1
Headline earnings from discontinued operations	**-**	-	163.0	**489.7**	3,149.8
Headline (loss)/earnings per share (cents) from continuing operations	**(37)**	9	107	**(99)**	393
Headline earnings per share (cents) from discontinued operations	**-**	-	23	**67**	434
Diluted headline (loss)/earnings per share (cents) from continuing operations	**(37)**	9	107	**(99)**	393
Diluted headline earnings per share (cents) from discontinued operations	**-**	-	22	**67**	431
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations	**145.2**	120.0	1,080.4	**560.8**	3,345.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations	**19**	17	148	**76**	460
Gold sold – managed kg	**19,200**	16,175	17,510	**65,226**	66,328
Gold price received R/kg	**410,266**	422,065	469,914	**427,753**	435,952
Total cash cost R/kg	**252,368**	247,755	222,433	**247,956**	205,153

Statement of comprehensive income

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS		Quarter		Year ended	
	December 2013	September 2013	Restated December 2012	December 2013	Restated December 2012
Net (loss)/profit	**(488.7)**	3.8	63.7	**(307.2)**	733.4
Other comprehensive (expenses)/income, net of tax	**(145.4)**	94.9	(140.6)	**(685.0)**	(159.9)
Marked to market valuation of listed investments	**-**	(6.5)	8.6	**(10.4)**	3.0
Currency translation adjustments and other	**(144.4)**	99.2	(148.1)	**(676.3)**	(163.9)
Deferred taxation on marked to market valuation of listed investments	**(1.0)**	2.2	(1.1)	**1.7**	1.0
Total comprehensive (expenses)/income	**(634.1)**	98.7	(76.9)	**(992.2)**	573.5
Attributable to:					
- Owners of the parent	**(618.6)**	96.3	(86.5)	**(980.8)**	527.9
- Non-controlling interest	**(15.5)**	2.4	9.6	**(11.4)**	45.6
	(634.1)	98.7	(76.9)	**(992.2)**	573.5

Statement of comprehensive income

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND		Quarter		Year ended	
	December 2013	September 2013	Restated December 2012	December 2013	Restated December 2012
Net (loss)/profit	**(5,314.7)**	86.3	626.8	**(3,602.8)**	6,006.4
Other comprehensive income/(expenses), net of tax	**921.3**	(366.5)	584.1	**2,474.9**	1,261.6
Marked to market valuation of listed investments	**(1.6)**	(62.5)	69.8	**(99.8)**	24.8
Currency translation adjustments and other	**932.4**	(325.3)	523.6	**2,558.3**	1,229.0
Deferred taxation on marked to market valuation of listed investments	**(9.5)**	21.3	(9.3)	**16.4**	7.8
Total comprehensive (expenses)/income	**(4,393.4)**	(280.2)	1,210.9	**(1,127.9)**	7,268.0
Attributable to:					
- Owners of the parent	**(4,330.8)**	(244.8)	1,070.2	**(1,379.4)**	6,806.0
- Non-controlling interest	**(62.6)**	(35.4)	140.7	**251.5**	462.0
	(4,393.4)	(280.2)	1,210.9	**(1,127.9)**	7,268.0

Statement of financial position

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS		SOUTH AFRICAN RAND	
	December 2013	Restated December 2012	December 2013	Restated December 2012
Property, plant and equipment	**5,388.9**	6,258.4	**55,720.8**	53,633.8
Goodwill	**431.2**	520.3	**4,458.9**	4,458.9
Non-current assets	**117.7**	106.3	**1,216.8**	910.6
Investments	**245.0**	270.5	**2,532.8**	2,318.1
Deferred taxation	**51.9**	41.6	**536.9**	356.0
Current assets	**1,061.4**	3,875.5	**10,974.9**	33,212.9
- Other current assets	**677.2**	887.3	**7,002.2**	7,604.1
- Cash and deposits	**325.0**	606.3	**3,360.6**	5,195.6
- Assets held for sale/distribution	**59.2**	2,381.9	**612.1**	20,413.2
Total assets	**7,296.1**	11,072.6	**75,441.1**	94,890.3
Shareholders' equity	**4,045.2**	6,191.0	**41,827.5**	53,056.5
Deferred taxation	**399.4**	589.5	**4,129.7**	5,052.0
Long-term loans	**1,933.6**	1,828.8	**19,993.4**	15,672.9
Environmental rehabilitation provisions	**283.5**	248.8	**2,931.8**	2,131.6
Other long-term provisions	**10.9**	13.9	**112.3**	119.0
Current liabilities	**623.5**	2,200.6	**6,446.4**	18,858.3
- Other current liabilities	**497.0**	719.3	**5,137.9**	6,164.1
- Current portion of long-term loans	**126.5**	40.0	**1,308.5**	342.8
- Liabilities held for sale/distribution	**-**	1,441.3	**-**	12,351.4
Total equity and liabilities	**7,296.1**	11,072.6	**75,441.1**	94,890.3
US dollar/South African rand conversion rate	**10.34**	8.57		
South African rand/Australian dollar conversion rate	**9.23**	8.92		
Net debt	**1,735.1**	1,262.5	**17,941.3**	10,820.1

Statement of changes in equity

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2012 – restated	**4,599.9**	**(700.9)**	**2,082.6**	**209.4**	**6,191.0**
Balance at 31 December 2012 – as previously reported	4,599.9	(700.9)	2,093.2	210.6	**6,202.8**
Change in accounting policy	-	-	(10.6)	(1.2)	**(11.8)**
Total comprehensive (expenses)/income	-	(685.1)	(295.7)	(11.4)	**(992.2)**
Profit for the year	-	-	(295.7)	(11.5)	**(307.2)**
Other comprehensive (expenses)/income	-	(685.1)	-	0.1	**(685.0)**
Dividends paid	-	-	(61.2)	(1.1)	**(62.3)**
Distribution in specie	(1,256.9)	-	-	-	**(1,256.9)**
Share-based payments	-	45.1	-	-	**45.1**
Yilgarn South assets purchase	127.3	-	-	-	**127.3**
Transactions with non-controlling interest	-	-	-	(1.2)	**(1.2)**
Loans received from non-controlling interest	-	-	-	6.8	**6.8**
Purchase of non-controlling interest	-	-	(4.1)	(8.7)	**(12.8)**
Exercise of employee share options	0.4	-	-	-	**0.4**
Balance at 31 December 2013	**3,470.7**	**(1,340.8)**	**1,721.6**	**193.8**	**4,045.2**

SOUTH AFRICAN RAND

	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2012 – restated	**31,542.3**	**3,748.2**	**15,971.7**	**1,794.3**	**53,056.5**
Balance at 31 December 2012 – as previously reported	31,542.3	3,773.2	16,038.0	1,803.9	**53,157.4**
Change in accounting policy	-	(25.0)	(66.3)	(9.6)	**(100.9)**
Total comprehensive income	-	2,086.3	(3,465.7)	251.5	**(1,127.9)**
Profit for the year	-	-	(3,465.7)	(137.1)	**(3,602.8)**
Other comprehensive income	-	2,086.3	-	388.6	**2,474.9**
Dividends paid	-	-	(557.9)	(10.1)	**(568.0)**
Distribution in specie	(11,186.9)	-	-	-	**(11,186.9)**
Share-based payments	-	432.1	-	-	**432.1**
Yilgarn South assets purchase	1,286.5	-	-	-	**1,286.5**
Transactions with non-controlling interest	-	-	-	(11.3)	**(11.3)**
Loans received from non-controlling interest	-	-	-	65.1	**65.1**
Purchase of non-controlling interest	-	-	(36.4)	(85.7)	**(122.1)**
Exercise of employee share options	3.5	-	-	-	**3.5**
Balance at 31 December 2013	**21,645.4**	**6,266.6**	**11,911.7**	**2,003.8**	**41,827.5**

UNITED STATES DOLLARS

Restated	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2011 – restated	**4,597.9**	**(605.3)**	**1,753.9**	**144.5**	**5,891.0**
Balance at 31 December 2011 – as previously reported	4,597.9	(605.6)	1,774.8	144.5	**5,911.6**
Change in accounting policy	-	0.3	(20.9)	-	**(20.6)**
Total comprehensive (expenses)/income	-	(173.3)	701.2	45.6	**573.5**
Profit for the year	-	-	701.2	32.2	**733.4**
Other comprehensive (expenses)/income	-	(173.3)	-	13.4	**(159.9)**
Dividends declared	-	-	(364.2)	(8.5)	**(372.7)**
Share-based payments	-	77.7	-	-	**77.7**
Transactions with non-controlling interest	-	-	(8.3)	0.1	**(8.2)**
Loans received from non-controlling interest	-	-	-	27.7	**27.7**
Exercise of employee share options	2.0	-	-	-	**2.0**
Balance at 31 December 2012	**4,599.9**	**(700.9)**	**2,082.6**	**209.4**	**6,191.0**

SOUTH AFRICAN RAND

Restated	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2011– restated	**31,526.3**	**2,049.2**	**13,143.9**	**1,174.6**	**47,894.0**
Balance at 31 December 2011 – as previously reported	31,526.3	2,065.5	13,295.1	1,174.6	**48,061.5**
Change in accounting policy	-	(16.3)	(151.2)	-	**(167.5)**
Total comprehensive income	-	1,063.0	5,743.0	462.0	**7,268.0**
Profit for the year	-	-	5,743.0	263.4	**6,006.4**
Other comprehensive income	-	1,063.0	-	198.6	**1,261.6**
Dividends declared	-	-	(2,846.3)	(72.6)	**(2,918.9)**
Share-based payments	-	636.0	-	-	**636.0**
Transactions with non-controlling interest	-	-	(68.9)	0.7	**(68.2)**
Loans received from non-controlling interest	-	-	-	229.6	**229.6**
Exercise of employee share options	16.0	-	-	-	**16.0**
Balance at 31 December 2012	**31,542.3**	**3,748.2**	**15,971.7**	**1,794.3**	**53,056.5**

Statement of cash flows

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter			Year ended	
	December 2013	September 2013	Restated December 2012	December 2013	Restated December 2012
Cash flows from operating activities	**182.3**	159.2	387.2	**529.4**	1,422.4
Profit before royalties, tax and non-recurring items	**83.2**	72.0	274.4	**376.8**	1,043.0
Non-recurring items	**(712.7)**	(2.2)	(120.3)	**(901.5)**	(121.2)
Amortisation and depreciation	**182.8**	148.4	142.4	**610.9**	499.2
South Deep BEE dividend paid	**-**	-	-	**(2.2)**	(2.5)
Change in working capital	**(2.1)**	13.9	4.2	**10.0**	(149.9)
Royalties and taxation paid	**(63.1)**	(58.5)	(74.5)	**(398.1)**	(446.5)
Other non-cash items	**694.2**	(14.4)	95.2	**802.6**	120.9
Cash generated by continuing operations	**182.3**	159.2	321.3	**498.5**	943.0
Cash generated by discontinued operations	**-**	-	65.8	**30.9**	479.4
Dividends paid	**(0.3)**	-	(5.0)	**(62.3)**	(375.7)
Owners of the parent	**-**	-	-	**(61.2)**	(364.2)
Non-controlling interest holders	**(0.3)**	-	(5.0)	**(1.1)**	(11.5)
Cash flows from investing activities	**(250.0)**	(165.5)	(415.1)	**(914.6)**	(1,661.3)
Capital expenditure – additions	**(152.1)**	(155.6)	(327.4)	**(739.3)**	(1,221.2)
Capital expenditure – proceeds on disposal	**10.1**	0.1	0.3	**10.4**	1.3
Payment to FSE	**-**	-	-	**-**	(110.0)
Payment to Bezant	**-**	-	-	**(10.0)**	-
La Cima non-controlling interest buy-out	**-**	(12.8)	(0.8)	**(12.8)**	(0.8)
Yilgarn South assets purchase	**(105.0)**	(30.0)	-	**(135.0)**	-
Talas non-controlling interest buy-out	**-**	-	-	**-**	(10.0)
Purchase of investments	**(1.0)**	-	-	**(3.5)**	(0.8)
Proceeds on disposal of investments	**-**	33.4	0.3	**35.0**	65.4
Environmental payments	**(2.0)**	(0.6)	(0.8)	**(4.5)**	(3.4)
Cash utilised in continuing operations	**(250.0)**	(165.5)	(328.4)	**(859.7)**	(1,279.5)
Cash utilised in discontinued operations	**-**	-	(86.7)	**(54.9)**	(381.8)
Cash flows from financing activities	**(76.7)**	43.5	194.5	**253.0**	504.8
Loans received	**81.9**	122.0	30.0	**3,177.7**	936.3
Loans repaid	**(160.3)**	(80.2)	(12.9)	**(2,971.3)**	(975.9)
Non-controlling interest holders' loans received	**1.6**	1.7	6.3	**6.8**	27.7
Shares issued	**0.1**	-	0.2	**0.8**	2.0
Cash (utilised in)/generated by continuing operations	**(76.7)**	43.5	23.6	**214.0**	(9.9)
Cash generated by discontinued operations	**-**	-	170.9	**39.0**	514.7
Net cash (outflow)/inflow	**(144.7)**	37.2	161.5	**(194.5)**	(109.8)
Net cash (outflow)/inflow from continuing operations	**(144.7)**	37.2	11.5	**(209.5)**	(722.1)
Net cash inflow from discontinued operations	**-**	-	150.0	**15.0**	612.3
Cash distributed on unbundling of Sibanye	**-**	-	-	**(106.4)**	-
Translation adjustment	**(25.4)**	15.2	0.1	**(29.7)**	21.4
Cash at beginning of year	**495.1**	442.7	494.0	**655.6**	744.0
Cash at end of year	**325.0**	495.1	655.6	**325.0**	655.6
Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations	**38.3**	3.1	(6.6)	**(234.9)**	(280.3)

Statement of cash flows

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND	Quarter			Year ended	
	December 2013	September 2013	Restated December 2012	December 2013	Restated December 2012
Cash flows from operating activities	**1,740.3**	1,631.5	3,352.9	**5,128.1**	11,652.4
Profit before royalties, tax and non-recurring items	**849.9**	741.2	2,369.2	**3,618.2**	8,543.0
Non-recurring items	**(7,442.7)**	(71.1)	(986.0)	**(9,221.1)**	(992.9)
Amortisation and depreciation	**1,831.5**	1,473.5	1,223.7	**5,864.4**	4,088.2
South Deep BEE dividend paid	**-**	-	-	**(20.0)**	(20.0)
Change in working capital	**(18.0)**	131.1	8.2	**96.2**	(1,229.4)
Royalties and taxation paid	**(649.7)**	(621.7)	(668.3)	**(3,762.4)**	(3,664.9)
Other non-cash items	**7,169.4**	(21.5)	784.3	**8,271.2**	991.0
Cash generated by continuing operations	**1,740.3**	1,631.5	2,731.1	**4,846.5**	7,715.0
Cash generated by discontinued operations	**-**	-	621.8	**281.6**	3,937.4
Dividends paid	**(2.8)**	-	(43.7)	**(568.0)**	(2,943.0)
Owners of the parent	**-**	-	-	**(557.9)**	(2,846.3)
Non-controlling interest holders	**(2.8)**	-	(43.7)	**(10.1)**	(96.7)
Cash flows from investing activities	**(2,558.8)**	(1,689.3)	(3,589.4)	**(8,800.1)**	(13,550.5)
Capital expenditure – additions	**(1,566.0)**	(1,581.9)	(2,823.9)	**(7,097.1)**	(10,001.5)
Capital expenditure – proceeds on disposal	**96.5**	1.2	2.4	**99.7**	10.6
Payment to FSE	**-**	-	-	**-**	(833.8)
Payment to Bezant	**-**	-	-	**(90.8)**	-
La Cima non-controlling interest buy-out	**-**	(122.1)	(7.2)	**(122.1)**	(7.3)
Yilgarn South assets purchase	**(1,059.3)**	(307.2)	-	**(1,366.5)**	-
Talas non-controlling interest buy-out	**-**	-	-	**-**	(83.1)
Purchase of investments	**(9.9)**	-	-	**(33.2)**	(6.5)
Proceeds on disposal of investments	**-**	326.8	3.0	**341.0**	525.6
Environmental payments	**(20.1)**	(6.1)	(6.9)	**(43.4)**	(27.4)
Cash utilised in continuing operations	**(2,558.8)**	(1,689.3)	(2,832.6)	**(8,312.4)**	(10,423.4)
Cash utilised in discontinued operations	**-**	-	(756.8)	**(487.7)**	(3,127.1)
Cash flows from financing activities	**(812.9)**	447.7	1,672.3	**2,341.6**	4,072.1
Loans received	**816.2**	1,224.3	260.8	**28,468.5**	7,351.9
Loans repaid	**(1,646.6)**	(793.7)	(110.8)	**(26,549.3)**	(7,745.4)
Non-controlling interest holders' loans received	**16.8**	16.7	55.4	**65.1**	229.6
Shares issued	**0.7**	0.4	1.9	**7.3**	16.0
Cash (utilised in)/generated by continuing operations	**(812.9)**	447.7	207.3	**1,991.6**	(147.9)
Cash generated by discontinued operations	**-**	-	1,465.0	**350.0**	4,220.0
Net cash (outflow)/inflow	**(1,634.2)**	389.9	1,392.1	**(1,898.4)**	(769.0)
Net cash (outflow)/inflow from continuing operations	**(1,634.2)**	389.9	62.1	**(2,042.3)**	(5,799.3)
Net cash inflow from discontinued operations	**-**	-	1,330.0	**143.9**	5,030.3
Cash distributed on unbundling of Sibanye	**-**	-	-	**(946.1)**	-
Translation adjustment	**107.8**	3.4	141.4	**586.6**	338.5
Cash at beginning of year	**4,887.0**	4,493.7	4,085.0	**5,618.5**	6,049.0
Cash at end of year	**3,360.6**	4,887.0	5,618.5	**3,360.6**	5,618.5
Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations	**250.7**	44.7	(97.3)	**(2,194.3)**	(2,303.3)

Reconciliation of headline earnings from continuing operations with net earnings from continuing operations

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS		Quarter		Year ended	
	December 2013	September 2013	Restated December 2012	December 2013	Restated December 2012
Net (loss)/earnings from continuing operations	**(491.0)**	9.4	40.7	**(583.6)**	316.4
(Profit)/loss on sale of investments	**(4.4)**	(13.1)	0.6	**(17.8)**	(27.6)
Taxation effect on sale of investments	**(0.1)**	3.1	3.0	**3.2**	3.0
Profit on sale of assets	**(1.3)**	(0.2)	(0.1)	**(1.6)**	(0.3)
Taxation effect on sale of assets	**0.4**	0.1	-	**0.5**	0.1
Impairment of investments and assets	**670.0**	9.0	67.4	**748.2**	79.0
Taxation on impairment of investments and assets	**(196.6)**	(0.1)	(20.4)	**(220.3)**	(20.5)
Headline (loss)/earnings from continuing operations	**(23.0)**	8.2	91.0	**(71.4)**	350.1
Headline (loss)/earnings per share – cents	**(3)**	1	12	**(10)**	48
Based on headline (loss)/earnings as given above divided by 766,539,788 (September 2013 – 736,855,907 and December 2012 – 729,075,924) being the weighted average number of ordinary shares in issue.					

SOUTH AFRICAN RAND		Quarter		Year ended	
	December 2013	September 2013	Restated December 2012	December 2013	Restated December 2012
Net (loss)/earnings from continuing operations	**(5,148.9)**	63.0	375.5	**(6,019.5)**	2,591.5
(Profit)/loss on sale of investments	**(44.8)**	(123.7)	0.3	**(170.8)**	(225.9)
Taxation effect on sale of investments	**-**	29.4	24.6	**30.9**	24.6
Profit on sale of assets	**(12.8)**	(1.3)	(0.1)	**(15.4)**	(2.1)
Taxation effect on sale of assets	**3.8**	0.4	(0.2)	**4.6**	0.6
Impairment of investments and assets	**6,977.8**	102.2	554.2	**7,714.4**	647.0
Taxation on impairment of investments and assets	**(2,053.7)**	(6.4)	(167.6)	**(2,276.5)**	(167.6)
Headline (loss)/earnings from continuing operations	**(278.6)**	63.6	786.7	**(732.3)**	2,868.1
Headline (loss)/earnings per share – cents	**(37)**	9	107	**(99)**	393
Based on headline (loss)/earnings as given above divided by 766,539,788 (September 2013 – 736,855,907 and December 2012 – 729,075,924) being the weighted average number of ordinary shares in issue.					

Headline earnings per share for discontinued operations of 8 US cents (2012: 54 US cents) or 67 SA cents (2012: 434 SA cents) is calculated on the basis of adjusted net earnings attributable to ordinary shareholders from discontinued operations of US$55.8 million (2012: US$384.7 million) or R489.7 million (2012: R3,149.8 million) and 731,207,454 (2012: year ended December 2012 - 727,459,457) shares being the weighted average number of ordinary shares in issue during the quarter ended 31 March 2013. The adjusted net earnings attributable to ordinary shareholders from discontinued operations have been arrived at by reducing the net earnings attributable to ordinary shareholders from discontinued operations of US$287.9 million (2012: US$384.8 million) or R2,553.8 million (2012: R3,151.5 million) with profit on distribution of discontinued operations of US$232.1 million (2012: US$nil) or R2,063.9 million (2012: Rnil) and disposal of property, plant and equipment of US$nil (2012: US$0.2 million) or R0.3 million (2012: R2.4 million), net of tax.

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward exchange contracts*

There were no outstanding contracts at end December 2013.

Diesel hedge

Australia

On 1 May 2013, St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM cash settled swap transaction contract for 7,500 barrels per month effective 1 June 2013 until 31 March 2014 at a fixed price of US$115 per barrel.

At the end of December 2013 the mark to market value on 30,000 barrels was positive US$0.3 million.

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Debt maturity ladder

Figures are in millions unless otherwise stated

	31 Dec 2014	31 Dec 2015	1 Jan 2016 to 31 Dec 2020	Total
Uncommitted and committed loan facilities (including US$ bond)				
US dollar million	80.0	755.0	1,700.0	**2,535.0**
Rand million	1,298.0	-	2,500.0	**3,798.0**
Rand debt translated to dollar	125.5	-	241.8	**367.3**
Total (US$'m)	**205.5**	**755.0**	**1,941.8**	**2,902.3**
Utilisation – Uncommitted and committed loan facilities (including US$ bond)				
US dollar million	80.0	755.0	1,033.5	**1,868.5**
Rand million	481.3	-	1,500.0	**1,981.3**
Rand debt translated to dollar	46.5	-	145.1	**191.6**
Total (US$'m)	**126.5**	**755.0**	**1,178.6**	**2,060.1**

Exchange rate: US$1 = R10.34 being the closing rate at the end of the December 2013 quarter.

Total cash cost
Gold Industry Standards Basis

Figures are in US dollar millions unless otherwise stated

		Total Mine Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
				Ghana			Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith
Operating costs[1]	December 2013	(483.6)	(76.7)	(168.5)	(118.5)	(50.0)	(38.2)	(200.2)	(87.7)	(42.1)	(21.6)	(48.8)
	September 2013	(396.2)	(83.7)	(161.5)	(115.9)	(45.5)	(41.6)	(109.4)	(83.0)	(26.4)	-	-
	Financial year ended	(1,678.8)	(321.8)	(644.8)	(473.7)	(171.1)	(161.3)	(550.8)	(345.5)	(135.0)	(21.6)	(48.8)
Gold-in-process and inventory change*	December 2013	6.1	-	(0.3)	(0.4)	0.1	2.3	4.1	7.1	(3.8)	1.0	(0.2)
	September 2013	(2.7)	-	(3.9)	(9.6)	5.7	1.5	(0.3)	(1.8)	1.5	-	-
	Financial year ended	5.6	-	(14.9)	(26.4)	11.4	15.3	5.3	5.7	(1.2)	1.0	(0.2)
Less: Rehabilitation costs	December 2013	(3.7)	(0.3)	(1.6)	(1.3)	(0.3)	(0.3)	(1.4)	(0.7)	(0.3)	(0.1)	(0.3)
	September 2013	(3.0)	(0.4)	(1.4)	(1.2)	(0.2)	(0.3)	(0.9)	(0.7)	(0.2)	-	-
	Financial year ended	(12.9)	(1.4)	(6.1)	(5.1)	(1.0)	(1.1)	(4.4)	(3.1)	(0.9)	(0.1)	(0.3)
General and admin	December 2013	(19.1)	(2.2)	(8.1)	(6.0)	(2.2)	(0.4)	(8.4)	(3.7)	(2.0)	(0.9)	(1.8)
	September 2013	(14.0)	(1.7)	(6.9)	(5.4)	(1.5)	(0.3)	(5.1)	(3.3)	(1.8)	-	-
	Financial year ended	(66.1)	(6.8)	(31.3)	(23.9)	(7.4)	(2.0)	(25.9)	(15.2)	(8.0)	(0.9)	(1.8)
Plus: Royalties	December 2013	(24.5)	(0.5)	(13.0)	(10.2)	(2.9)	(2.7)	(8.3)	(3.0)	(2.7)	(0.6)	(2.1)
	September 2013	(19.6)	(0.5)	(12.9)	(10.8)	(2.1)	(0.8)	(5.3)	(3.4)	(1.9)	-	-
	Financial year ended	(90.5)	(2.1)	(55.5)	(44.7)	(10.8)	(8.9)	(24.1)	(13.9)	(7.5)	(0.6)	(2.1)
TOTAL CASH COST[2]	December 2013	(479.3)	(74.8)	(172.1)	(121.7)	(50.3)	(37.9)	(194.5)	(79.2)	(46.2)	(20.2)	(48.9)
	September 2013	(401.5)	(82.2)	(170.0)	(129.7)	(40.3)	(40.3)	(109.1)	(84.2)	(24.9)	-	-
	Financial year ended	(1,684.7)	(315.7)	(677.9)	(515.7)	(162.2)	(151.8)	(539.3)	(335.4)	(134.6)	(20.2)	(48.9)
Plus: Amortisation*	December 2013	(172.8)	(22.1)	(44.2)	(38.3)	(6.0)	(12.0)	(94.5)				
	September 2013	(148.7)	(28.7)	(46.0)	(36.7)	(9.3)	(12.5)	(61.5)				
	Financial year ended	(599.6)	(98.9)	(172.9)	(142.0)	(30.9)	(45.2)	(282.6)				
Rehabilitation	December 2013	(3.7)	(0.3)	(1.6)	(1.3)	(0.3)	(0.3)	(1.4)				
	September 2013	(3.0)	(0.4)	(1.4)	(1.2)	(0.2)	(0.3)	(0.9)				
	Financial year ended	(12.9)	(1.4)	(6.1)	(5.1)	(1.0)	(1.1)	(4.4)				
TOTAL PRODUCTION COST[3]	December 2013	(655.8)	(97.2)	(217.9)	(161.3)	(56.6)	(50.2)	(290.4)				
	September 2013	(553.2)	(111.3)	(217.4)	(167.6)	(49.8)	(53.1)	(171.5)				
	Financial year ended	(2,297.2)	(416.0)	(856.9)	(662.8)	(194.0)	(198.1)	(826.2)				
Gold sold – thousand ounces	December 2013	617.3	79.4	205.4	160.0	45.4	77.9	254.6	99.1	73.6	19.7	62.2
	September 2013	520.0	81.9	195.5	162.9	32.6	93.6	149.1	103.8	45.2	-	-
	Financial year ended	2,097.1	302.1	785.3	632.2	153.1	309.4	700.2	402.7	215.6	19.7	62.2
TOTAL CASH COST – US$/oz	December 2013	776	941	838	761	1,110	487	764	799	628	1,025	786
	September 2013	772	1,004	869	796	1,235	430	732	811	549	-	-
	Financial year ended	803	1,045	863	816	1,060	491	770	833	625	1,025	786
TOTAL CASH COST – R/kg	December 2013	252,368	305,897	272,372	247,331	360,746	158,209	248,327	259,868	204,139	316,320	242,486
	September 2013	247,755	322,054	278,954	255,513	396,335	138,124	234,820	260,326	176,286	-	-
	Financial year ended	247,956	322,564	266,426	251,775	327,057	151,444	237,696	257,079	192,921	316,320	242,486
TOTAL PRODUCTION COST – US$/oz	December 2013	1,062	1,224	1,061	1,008	1,246	645	1,142	-	-	-	-
	September 2013	1,064	1,359	1,112	1,029	1,526	567	1,151	-	-	-	-
	Financial year ended	1,095	1,377	1,091	1,048	1,268	640	1,181	-	-	-	-
TOTAL PRODUCTION COST– R/kg	December 2013	345,283	397,759	344,795	327,687	405,117	209,552	370,828	-	-	-	-
	September 2013	341,340	435,930	356,670	330,095	489,769	181,993	369,238	-	-	-	-
	Financial year ended	338,100	424,995	336,776	323,529	391,332	197,591	364,220	-	-	-	-

Figures may not add as they are rounded independently.

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R10.11 and US$1 = R9.98 for the December 2013 and September 2013 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
					Ghana		Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	**December 2013**	**10,080**	**578**	**5,818**	**4,819**	**999**	**1,640**
	September 2013	9,846	609	6,044	5,085	959	1,716
	Financial year ended	38,255	2,347	23,112	19,275	3,837	6,571
Yield (ounces per tonne)	**December 2013**	**0.061**	**0.137**	**0.035**	**0.033**	**0.045**	**0.048**
	September 2013	0.053	0.134	0.032	0.032	0.034	0.053
	Financial year ended	0.055	0.129	0.034	0.033	0.040	0.048
Gold produced (000 ounces)	**December 2013**	**618.6**	**79.4**	**205.4**	**160.0**	**45.4**	**79.2**
	September 2013	517.2	81.9	195.5	162.9	32.6	90.7
	Financial year ended	2,104.4	302.1	785.3	632.2	153.1	316.7
Gold sold (000 ounces)	**December 2013**	**617.3**	**79.4**	**205.4**	**160.0**	**45.4**	**77.9**
	September 2013	520.0	81.9	195.5	162.9	32.6	93.6
	Financial year ended	2,097.1	302.1	785.3	632.2	153.1	309.4
Gold price received (dollars per ounce)	**December 2013**	**1,265**	**1,274**	**1,270**	**1,270**	**1,270**	**1,156**
	September 2013	1,315	1,326	1,331	1,330	1,335	1,265
	Financial year ended	1,386	1,409	1,413	1,413	1,414	1,263
Total cash cost (dollars per ounce)	**December 2013**	**776**	**941**	**838**	**761**	**1,110**	**487**
	September 2013	772	1,004	869	796	1,235	430
	Financial year ended	803	1,045	863	816	1,060	491
Notional cash expenditure (dollar per ounce)	**December 2013**	**1,019**	**1,406**	**1,033**	**979**	**1,224**	**663**
	September 2013	1,059	1,571	1,121	986	1,792	599
	Financial year ended	1,135	1,735	1,148	1,077	1,445	687
Operating costs (dollar per tonne)	**December 2013**	**48**	**134**	**29**	**25**	**50**	**23**
	September 2013	40	137	27	23	47	24
	Financial year ended	44	137	28	25	45	25
All-in-sustaining costs (dollar per ounce)	**December 2013**	**1,051**	**1,399**	**1,132**	**1,096**	**1,261**	**207**
	September 2013	1,077	1,448	1,224	1,124	1,727	(21)
	Financial year ended	1,192	1,541	1,343	1,291	1,558	206
All-in-costs (dollar per ounce)	**December 2013**	**1,056**	**1,436**	**1,132**	**1,096**	**1,261**	**207**
	September 2013	1,103	1,599	1,224	1,124	1,727	(21)
	Financial year ended	1,227	1,763	1,343	1,291	1,558	206
Financial Results ($ million)							
Revenue	**December 2013**	**780.7**	**101.2**	**260.8**	**203.2**	**57.6**	**90.0**
	September 2013	683.3	108.9	258.9	216.1	42.7	120.2
	Financial year ended	2,906.3	425.7	1,109.6	893.1	216.4	390.9
Net operating costs	**December 2013**	**(468.4)**	**(76.7)**	**(167.5)**	**(118.1)**	**(49.4)**	**(34.9)**
	September 2013	(400.4)	(83.7)	(166.3)	(125.8)	(40.6)	(40.1)
	Financial year ended	(1,666.9)	(321.8)	(664.5)	(504.5)	(160.0)	(142.4)
- Operating costs	**December 2013**	**(483.6)**	**(76.7)**	**(168.5)**	**(118.5)**	**(50.0)**	**(38.2)**
	September 2013	(396.2)	(83.7)	(161.5)	(115.9)	(45.5)	(41.6)
	Financial year ended	(1,678.7)	(321.8)	(644.8)	(473.7)	(171.1)	(161.3)
- Gold inventory change	**December 2013**	**15.2**	**-**	**0.9**	**0.4**	**0.6**	**3.3**
	September 2013	(4.2)	-	(4.9)	(9.9)	5.0	1.5
	Financial year ended	11.8	-	(19.6)	(30.8)	11.1	18.8
Operating profit	**December 2013**	**312.3**	**24.4**	**93.3**	**85.1**	**8.2**	**55.1**
	September 2013	282.9	25.2	92.5	90.3	2.2	80.1
	Financial year ended	1,239.4	103.9	445.1	388.7	56.4	248.4
Amortisation of mining assets	**December 2013**	**(182.0)**	**(22.2)**	**(45.5)**	**(39.0)**	**(6.4)**	**(13.0)**
	September 2013	(147.0)	(28.7)	(44.9)	(36.3)	(8.6)	(12.4)
	Financial year ended	(605.9)	(98.9)	(168.3)	(137.6)	(30.6)	(48.8)
Net operating profit	**December 2013**	**130.2**	**2.3**	**47.9**	**46.1**	**1.7**	**42.1**
	September 2013	136.1	(3.5)	47.6	54.1	(6.4)	67.7
	Financial year ended	633.8	5.0	276.9	251.1	25.8	199.7
Other expenses	**December 2013**	**(10.1)**	**(7.0)**	**-**	**-**	**-**	**(2.4)**
	September 2013	(12.0)	(0.8)	(3.7)	(2.3)	(1.5)	(3.4)
	Financial year ended	(55.7)	(18.9)	(16.3)	(10.3)	(5.9)	(13.5)
Profit before royalties and taxation	**December 2013**	**120.1**	**(4.7)**	**47.8**	**46.1**	**1.7**	**38.9**
	September 2013	124.1	(4.3)	43.9	51.8	(7.9)	64.2
	Financial year ended	578.1	(13.9)	260.6	240.8	19.8	185.3
Royalties, mining and income taxation	**December 2013**	**124.5**	**2.3**	**61.2**	**2.1**	**59.0**	**(16.1)**
	September 2013	(51.9)	2.3	(22.9)	(24.8)	1.9	(21.5)
	Financial year ended	(55.9)	4.5	1.2	(50.4)	51.6	(94.8)
- Normal taxation	**December 2013**	**(16.7)**	**-**	**(4.3)**	**(5.2)**	**0.9**	**(13.1)**
	September 2013	(86.0)	-	(16.5)	(16.5)	-	(19.1)
	Financial year ended	(156.5)	-	(40.6)	(39.7)	(0.9)	(66.3)
- Royalties	**December 2013**	**(24.5)**	**(0.5)**	**(13.0)**	**(10.2)**	**(2.9)**	**(2.7)**
	September 2013	(19.6)	0.5	(12.9)	(10.8)	(2.1)	(0.8)
	Financial year ended	(90.5)	(2.1)	(55.5)	(44.7)	(10.8)	(8.9)
- Deferred taxation	**December 2013**	**165.7**	**2.8**	**78.5**	**17.5**	**61.0**	**(0.3)**
	September 2013	53.6	2.8	6.5	2.4	4.1	(1.6)
	Financial year ended	191.2	6.6	97.3	33.9	63.4	(19.6)
Profit before non-recurring items	**December 2013**	**244.6**	**(2.4)**	**109.0**	**48.2**	**60.8**	**22.8**
	September 2013	72.2	(2.0)	20.9	27.0	(6.0)	42.8
	Financial year ended	522.2	(9.4)	261.8	190.4	71.5	91.4
Non-recurring items	**December 2013**	**(594.3)**	**(5.0)**	**(264.7)**	**(92.0)**	**(172.7)**	**(10.4)**
	September 2013	(5.1)	(1.3)	(2.4)	(0.8)	(1.6)	-
	Financial year ended	(736.6)	(12.2)	(396.4)	(206.6)	(189.8)	(10.9)
Net profit	**December 2013**	**(349.6)**	**(7.3)**	**(155.7)**	**(43.8)**	**(111.9)**	**13.3**
	September 2013	67.0	(3.3)	18.6	26.2	(7.6)	42.8
	Financial year ended	(214.4)	(21.6)	(134.4)	16.2	(118.3)	80.5
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2013**	**75.2**	**(2.9)**	**6.1**	**2.0**	**(12.2)**	**63.7**
	September 2013	29.9	(2.7)	20.1	27.0	(6.9)	-
	Financial year ended	264.3	(12.2)	114.7	105.6	(7.3)	89.2
Capital expenditure	**December 2013**	**(147.0)**	**(34.9)**	**(43.7)**	**(38.2)**	**(5.5)**	**(14.3)**
	September 2013	(151.3)	(44.9)	(57.7)	(44.8)	(12.9)	(12.7)
	Financial year ended	(709.6)	(202.4)	(257.0)	(207.0)	(50.1)	(56.3)

Average exchange rates were US$1 = R10.11 and US$1 = R9.98 for the December 2013 and September 2013 quarters respectively. The Australian dollar exchange rates were A$1 = R9.41 and A$1 = R9.13 for the December 2013 and September 2013 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		Australia Region#					AUSTRALIAN DOLLARS				
		Australia						Australia Region#			
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith
Operating Results											
Ore milled/treated	December 2013	**2,044**	**1,207**	**349**	**158**	**330**	**2,044**	**1,207**	**349**	**158**	**330**
(000 tonnes)	September 2013	1,477	1,250	227	-	-	1,477	1,250	227	-	-
	Financial year ended	6,225	4,763	974	158	330	6,225	4,763	974	158	330
Yield	December 2013	**0.125**	**0.082**	**0.211**	**0.125**	**0.189**	**0.125**	**0.082**	**0.211**	**0.125**	**0.189**
(ounces per tonne)	September 2013	0.101	0.083	0.199	-	-	0.101	0.083	0.199	-	-
	Financial year ended	0.112	0.085	0.221	0.125	0.189	0.112	0.085	0.221	0.125	0.189
Gold produced	December 2013	**254.6**	**99.1**	**73.6**	**19.7**	**62.2**	**254.6**	**99.1**	**73.6**	**19.7**	**62.2**
(000 ounces)	September 2013	149.1	103.8	45.2	-	-	149.1	103.8	45.2	-	-
	Financial year ended	700.2	402.7	215.6	19.7	62.2	700.2	402.7	215.6	19.7	62.2
Gold sold	December 2013	**254.6**	**99.1**	**73.6**	**19.7**	**62.2**	**254.6**	**99.1**	**73.6**	**19.7**	**62.2**
(000 ounces)	September 2013	149.1	103.8	45.2	-	-	149.1	103.8	45.2	-	-
	Financial year ended	700.2	402.7	215.6	19.7	62.2	700.2	402.7	215.6	19.7	62.2
Gold price received	December 2013	**1,290**	**1,262**	**1,293**	**1,251**	**1,257**	**1,372**	**1,372**	**1,379**	**1,361**	**1,368**
(dollars per ounce)	September 2013	1,320	1,320	1,321	-	-	1,443	1,443	1,444	-	-
	Financial year ended	1,400	1,413	1,404	1,317	1,324	1,446	1,460	1,451	1,361	1,368
Total cash cost	December 2013	**764**	**799**	**628**	**1,025**	**786**	**821**	**859**	**675**	**1,059**	**812**
(dollars per ounce)	September 2013	732	811	549	-	-	800	887	601	-	-
	Financial year ended	770	833	625	1,025	786	796	861	646	1,059	812
Notional cash expenditure	December 2013	**999**	**1,153**	**821**	**1,171**	**909**	**1,073**	**1,238**	**882**	**1,210**	**940**
(dollar per ounce)	September 2013	975	1,037	832	-	-	1,066	1,134	910	-	-
	Financial year ended	1,064	1,186	869	1,171	909	1,099	1,226	898	1,210	940
Operating costs	December 2013	**96**	**73**	**119**	**137**	**148**	**103**	**78**	**128**	**141**	**153**
(dollar per tonne)	September 2013	74	66	118	-	-	81	73	129	-	-
	Financial year ended	88	73	139	137	148	91	75	143	141	153
All-in-sustaining costs	December 2013	**998**	**1,091**	**929**	**1,132**	**888**	**1,072**	**1,172**	**998**	**1,169**	**917**
(dollar per ounce)	September 2013	1,033	1,116	842	-	-	1,129	1,220	920	-	-
	Financial year ended	1,094	1,218	919	1,132	888	1,130	1,257	949	1,169	917
All-in-costs	December 2013	**998**	**1,091**	**929**	**1,132**	**888**	**1,072**	**1,172**	**998**	**1,169**	**917**
(dollar per ounce)	September 2013	1,033	1,116	842	-	-	1,129	1,220	920	-	-
	Financial year ended	1,094	1,218	919	1,132	888	1,130	1,257	949	1,169	917
Financial Results ($ million)											
Revenue	December 2013	**328.6**	**125.1**	**95.2**	**26.0**	**82.3**	**349.3**	**135.9**	**101.5**	**26.8**	**85.1**
	September 2013	195.5	136.4	59.1	-	-	215.3	149.9	65.4	-	-
	Financial year ended	980.1	569.0	302.8	26.0	82.3	1,012.8	588.0	312.9	26.8	85.1
Net operating costs	December 2013	**(189.2)**	**(76.8)**	**(47.1)**	**(20.2)**	**(45.1)**	**(200.8)**	**(83.2)**	**(50.0)**	**(20.9)**	**(46.6)**
	September 2013	(110.2)	(85.7)	(24.4)	-	-	(120.7)	(93.5)	(27.2)	-	-
	Financial year ended	(538.1)	(336.7)	(136.1)	(20.2)	(45.1)	(556.1)	(347.9)	(140.7)	(20.9)	(46.6)
- Operating costs	December 2013	**(200.2)**	**(87.7)**	**(42.1)**	**(21.6)**	**(48.8)**	**(212.1)**	**(94.5)**	**(44.9)**	**(22.3)**	**(50.4)**
	September 2013	(109.4)	(83.0)	(26.4)	-	-	(120.0)	(90.7)	(29.3)	-	-
	Financial year ended	(550.8)	(345.5)	(135.0)	(21.6)	(48.8)	(569.2)	(357.1)	(139.5)	(22.3)	(50.4)
- Gold inventory change	December 2013	**11.0**	**11.0**	**(5.0)**	**1.3**	**3.7**	**11.4**	**11.3**	**(5.1)**	**1.4**	**3.8**
	September 2013	(0.7)	(2.7)	2.0	-	-	(0.7)	(2.8)	2.1	-	-
	Financial year ended	12.7	8.8	(1.2)	1.3	3.7	13.1	9.1	(1.2)	1.4	3.8
Operating profit	December 2013	**139.4**	**48.3**	**48.1**	**5.7**	**37.3**	**148.6**	**52.7**	**51.5**	**5.9**	**38.5**
	September 2013	85.3	50.7	34.6	-	-	94.6	56.4	38.2	-	-
	Financial year ended	442.0	232.3	166.7	5.7	37.3	456.7	240.1	172.2	5.9	38.5
Amortisation of mining assets	December 2013	**(101.4)**					**(107.6)**				
	September 2013	(61.1)					(66.8)				
	Financial year ended	(290.0)					(299.6)				
Net operating profit	December 2013	**38.0**					**41.0**				
	September 2013	24.2					27.8				
	Financial year ended	152.1					157.1				
Other expenses	December 2013	**(0.7)**					**(0.8)**				
	September 2013	(4.0)					(4.1)				
	Financial year ended	(7.1)					(7.3)				
Profit before royalties and taxation	December 2013	**37.3**					**40.2**				
	September 2013	20.2					23.7				
	Financial year ended	145.0					149.8				
Royalties, mining and income taxation	December 2013	**77.1**					**79.0**				
	September 2013	(9.8)					(11.2)				
	Financial year ended	33.2					34.3				
- Normal taxation	December 2013	**0.7**					**-**				
	September 2013	(50.4)					(51.4)				
	Financial year ended	(49.7)					(51.4)				
- Royalties	December 2013	**(8.3)**					**(8.8)**				
	September 2013	(5.3)					(5.8)				
	Financial year ended	(24.1)					(24.9)				
- Deferred taxation	December 2013	**84.7**					**87.8**				
	September 2013	46.0					46.0				
	Financial year ended	106.9					110.5				
Profit before non-recurring items	December 2013	**114.4**					**119.2**				
	September 2013	10.5					12.5				
	Financial year ended	178.2					184.0				
Non-recurring items	December 2013	**(314.2)**					**(324.8)**				
	September 2013	(1.5)					(1.5)				
	Financial year ended	(317.1)					(327.7)				
Net profit	December 2013	**(199.8)**					**(205.5)**				
	September 2013	9.0					11.0				
	Financial year ended	(138.9)					(143.6)				
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	December 2013	**8.2**					**9.5**				
	September 2013	12.4					14.5				
	Financial year ended	72.7					75.1				
Capital expenditure	December 2013	**(54.1)**	**(26.5)**	**(18.3)**	**(1.5)**	**(7.8)**	**(58.0)**	**(29.0)**	**(19.4)**	**(1.6)**	**(8.1)**
	September 2013	(35.9)	(24.7)	(11.2)	-	-	(40.3)	(28.0)	(12.2)	-	-
	Financial year ended	(193.9)	(132.3)	(52.3)	(1.5)	(7.8)	(200.4)	(136.7)	(54.0)	(1.6)	(8.1)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Operating and financial results

SOUTH AFRICAN RAND		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	December 2013	10,080	578	5,818	4,819	999	1,640
	September 2013	9,846	609	6,044	5,085	959	1,716
	Financial year ended	38,255	2,347	23,112	19,275	3,837	6,571
Yield (grams per tonne)	December 2013	1.9	4.3	1.1	1.0	1.4	1.5
	September 2013	1.6	4.2	1.0	1.0	1.1	1.6
	Financial year ended	1.7	4.0	1.1	1.0	1.2	1.5
Gold produced (kilograms)	December 2013	19,242	2,471	6,386	4,976	1,410	2,464
	September 2013	16,085	2,547	6,082	5,068	1,014	2,820
	Financial year ended	65,453	9,397	24,425	19,664	4,761	9,851
Gold sold (kilograms)	December 2013	19,200	2,471	6,386	4,976	1,410	2,422
	September 2013	16,175	2,547	6,082	5,068	1,014	2,910
	Financial year ended	65,226	9,397	24,425	19,664	4,761	9,624
Gold price received (Rand per kilogram)	December 2013	410,266	416,795	416,035	417,022	412,553	379,191
	September 2013	422,065	425,559	427,096	426,875	428,205	405,842
	Financial year ended	427,753	434,915	436,115	436,035	436,442	389,911
Total cash cost (Rand per kilogram)	December 2013	252,368	305,897	272,372	247,331	360,746	158,209
	September 2013	247,755	322,054	278,954	255,513	396,335	138,124
	Financial year ended	247,956	322,564	266,426	251,775	327,057	151,444
Notional cash expenditure (Rand per kilogram)	December 2013	333,464	456,888	335,781	318,201	397,785	215,494
	September 2013	340,976	504,047	359,613	316,477	574,970	192,356
	Financial year ended	350,297	535,533	354,461	332,293	446,030	212,004
Operating costs (Rand per tonne)	December 2013	482	1,351	293	249	502	237
	September 2013	401	1,366	266	227	469	241
	Financial year ended	421	1,316	268	236	428	236
All-in-sustaining costs (Rand per kilogram)	December 2013	341,531	454,581	368,019	356,144	409,869	67,340
	September 2013	345,714	464,500	392,788	360,499	553,989	(6,722)
	Financial year ended	367,919	475,706	414,508	398,407	480,994	63,540
All-in-costs (Rand per kilogram)	December 2013	343,230	466,908	368,019	356,144	409,869	67,340
	September 2013	377,266	513,149	392,788	360,499	553,989	(6,722)
	Financial year ended	378,556	544,190	414,508	398,407	480,994	63,540
Financial Results (Rand million)							
Revenue	December 2013	7,877.1	1,029.9	2,656.8	2,075.1	581.7	918.4
	September 2013	6,826.9	1,083.9	2,597.6	2,163.4	434.2	1,181.0
	Financial year ended	27,900.6	4,086.9	10,652.1	8,574.2	2,077.9	3,752.5
Net operating costs	December 2013	(4,712.6)	(780.9)	(1,697.7)	(1,203.1)	(494.6)	(354.8)
	September 2013	(3,986.6)	(832.1)	(1,656.1)	(1,254.9)	(401.2)	(396.3)
	Financial year ended	(16,001.8)	(3,089.1)	(6,378.9)	(4,842.8)	(1,536.1)	(1,367.4)
- Operating costs	December 2013	(4,858.1)	(780.9)	(1,703.0)	(1,201.2)	(501.8)	(389.2)
	September 2013	(3,947.9)	(832.1)	(1,605.7)	(1,156.2)	(449.5)	(414.2)
	Financial year ended	(16,115.5)	(3,089.1)	(6,190.3)	(4,547.4)	(1,642.9)	(1,548.1)
- Gold inventory change	December 2013	145.5	-	5.3	(1.9)	7.2	34.4
	September 2013	(38.7)	-	(50.4)	(98.7)	48.3	17.9
	Financial year ended	113.7	-	(188.6)	(295.4)	106.8	180.7
Operating profit	December 2013	3,164.5	249.0	959.1	872.0	87.1	563.6
	September 2013	2,840.3	251.8	941.5	908.5	33.0	784.7
	Financial year ended	11,898.8	997.8	4,273.2	3,731.4	541.8	2,385.1
Amortisation of mining assets	December 2013	(1,823.1)	(226.7)	(458.5)	(392.4)	(66.1)	(130.8)
	September 2013	(1,460.3)	(282.7)	(444.0)	(358.7)	(85.3)	(123.4)
	Financial year ended	(5,816.7)	(949.8)	(1,615.2)	(1,321.0)	(294.2)	(468.0)
Net operating profit	December 2013	1,341.4	22.3	500.6	479.6	21.0	432.8
	September 2013	1,380.0	(30.9)	497.5	549.8	(52.3)	661.3
	Financial year ended	6,082.1	48.0	2,658.0	2,410.4	247.6	1,917.1
Other expenses	December 2013	(105.1)	(69.0)	(3.3)	(2.3)	(1.0)	(24.7)
	September 2013	(121.6)	(10.7)	(38.4)	(23.6)	(14.8)	(34.2)
	Financial year ended	(534.6)	(181.0)	(156.3)	(99.2)	(57.1)	(129.6)
Profit before royalties and taxation	December 2013	1,236.3	(46.7)	497.3	477.3	20.0	408.1
	September 2013	1,258.4	(41.6)	459.1	526.2	(67.1)	627.1
	Financial year ended	5,547.5	(133.0)	2,501.7	2,311.2	190.5	1,787.5
Royalties, mining and income taxation	December 2013	(1,162.9)	22.6	576.4	11.0	565.4	(168.6)
	September 2013	(524.4)	21.3	(226.1)	(241.6)	15.5	(218.1)
	Financial year ended	(536.3)	43.1	11.8	(483.8)	495.6	(909.6)
- Normal taxation	December 2013	(185.1)	-	(47.6)	(56.2)	8.6	(135.4)
	September 2013	(824.8)	-	(160.8)	(160.3)	(0.5)	(189.0)
	Financial year ended	(1,502.8)	-	(389.6)	(380.8)	(8.8)	(636.1)
- Royalties	December 2013	(247.0)	(5.1)	(132.8)	(103.7)	(29.1)	(26.9)
	September 2013	(197.1)	(5.4)	(129.9)	(108.2)	(21.7)	(9.2)
	Financial year ended	(869.0)	(20.4)	(532.6)	(428.7)	(103.9)	(85.1)
- Deferred taxation	December 2013	1,595.0	27.7	756.8	170.9	585.9	(6.3)
	September 2013	497.5	26.7	64.6	26.9	37.7	(19.9)
	Financial year ended	1,835.5	63.5	934.0	325.7	608.3	(188.4)
Profit before non-recurring items	December 2013	2,399.2	(24.1)	1,073.7	488.3	585.4	239.5
	September 2013	734.0	(20.3)	233.0	284.6	(51.6)	(91.8)
	Financial year ended	5,011.2	(89.9)	2,513.5	1,827.4	686.1	877.9
Non-recurring items	December 2013	(5,730.5)	(48.9)	(2,564.8)	(903.7)	(1,661.1)	(99.7)
	September 2013	(86.1)	(14.4)	(57.4)	(38.5)	(18.9)	(0.2)
	Financial year ended	(7,071.4)	(117.0)	(3,805.1)	(1,983.2)	(1,821.9)	(105.1)
Net profit	December 2013	(3,331.3)	(73.0)	(1,491.1)	(415.4)	(1,075.7)	139.8
	September 2013	647.9	(34.7)	175.6	246.1	(70.5)	408.8
	Financial year ended	(2,060.2)	(206.9)	(1,291.6)	(155.8)	(1,135.8)	772.8
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	December 2013	496.8	(29.1)	78.4	114.4	(36.0)	209.2
	September 2013	726.6	(26.6)	213.5	274.9	(61.4)	408.6
	Financial year ended	2,669.1	(117.3)	1,100.9	1,090.4	10.5	851.1
Capital expenditure	December 2013	(1,512.3)	(365.3)	(457.9)	(396.9)	(61.0)	(144.4)
	September 2013	(1,536.7)	(456.3)	(585.8)	(455.1)	(130.7)	(128.1)
	Financial year ended	(6,812.5)	(1,943.3)	(2,467.4)	(1,986.8)	(480.6)	(540.3)

Operating and financial results

SOUTH AFRICAN RAND		Australia Region#				
				Australia		
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith
Operating Results						
Ore milled/treated (000 tonnes)	**December 2013**	**2,044**	**1,207**	**349**	**158**	**330**
	September 2013	1,477	1,250	227	-	-
	Financial year ended	6,225	4,763	974	158	330
Yield (grams per tonne)	**December 2013**	**3.9**	**2.6**	**6.6**	**3.9**	**5.9**
	September 2013	3.1	2.6	6.2	-	-
	Financial year ended	3.5	2.6	6.9	3.9	5.9
Gold produced (kilograms)	**December 2013**	**7,921**	**3,083**	**2,290**	**613**	**1,935**
	September 2013	4,636	3,229	1,407	-	-
	Financial year ended	21,780	12,526	6,706	613	1,935
Gold sold (kilograms)	**December 2013**	**7,921**	**3,083**	**2,290**	**613**	**1,935**
	September 2013	4,636	3,229	1,407	-	-
	Financial year ended	21,780	12,526	6,706	613	1,935
Gold price received (Rand per kilogram)	**December 2013**	**413,079**	**415,472**	**415,459**	**406,525**	**408,527**
	September 2013	423,727	423,568	424,094	-	-
	Financial year ended	432,006	436,093	433,477	406,525	408,527
Total cash cost (Rand per kilogram)	**December 2013**	**248,327**	**259,868**	**204,139**	**316,320**	**242,486**
	September 2013	234,820	260,326	176,286	-	-
	Financial year ended	237,696	257,079	192,921	316,320	242,486
Notional cash expenditure (Rand per kilogram)	**December 2013**	**324,616**	**374,678**	**266,733**	**361,509**	**280,678**
	September 2013	312,843	332,770	267,110	-	-
	Financial year ended	328,267	366,207	268,094	361,509	280,678
Operating costs (Rand per tonne)	**December 2013**	**971**	**736**	**1,207**	**1,311**	**1,418**
	September 2013	742	663	1,175	-	-
	Financial year ended	849	696	1,330	1,311	1,418
All-in-sustaining costs (Rand per kilogram)	**December 2013**	**324,325**	**354,717**	**301,903**	**349,266**	**274,098**
	September 2013	331,366	358,231	270,082	-	-
	Financial year ended	337,593	375,793	283,494	349,266	274,098
All-in-costs (Rand per kilogram)	**December 2013**	**324,325**	**354,717**	**301,903**	**349,266**	**274,098**
	September 2013	331,366	358,231	270,082	-	-
	Financial year ended	337,593	375,793	283,494	349,266	274,098
Financial Results (Rand million)						
Revenue	**December 2013**	**3,272.0**	**1,280.9**	**951.4**	**249.2**	**790.5**
	September 2013	1,964.4	1,367.7	596.7	-	-
	Financial year ended	9,409.1	5,462.5	2,906.9	249.2	790.5
Net operating costs	**December 2013**	**(1,879.2)**	**(783.8)**	**(468.4)**	**(194.2)**	**(432.8)**
	September 2013	(1,102.1)	(854.7)	(247.4)	-	-
	Financial year ended	(5,166.4)	(3,232.2)	(1,307.2)	(194.2)	(432.8)
- Operating costs	**December 2013**	**(1,985.0)**	**(888.7)**	**(421.1)**	**(207.1)**	**(468.1)**
	September 2013	(1,095.9)	(829.2)	(266.7)	-	-
	Financial year ended	(5,288.0)	(3,317.1)	(1,295.7)	(207.1)	(468.1)
- Gold inventory change	**December 2013**	**105.8**	**104.9**	**(47.3)**	**12.9**	**35.3**
	September 2013	(6.2)	(25.5)	19.3	-	-
	Financial year ended	121.6	84.9	(11.5)	12.9	35.3
Operating profit	**December 2013**	**1,392.8**	**497.1**	**483.0**	**55.0**	**357.7**
	September 2013	862.3	513.0	349.3	-	-
	Financial year ended	4,242.7	2,230.3	1,599.7	55.0	357.7
Amortisation of mining assets	**December 2013**	**(1,007.1)**				
	September 2013	(610.2)				
	Financial year ended	(2,783.7)				
Net operating profit	**December 2013**	**385.7**				
	September 2013	252.1				
	Financial year ended	1,459.0				
Other expenses	**December 2013**	**(8.1)**				
	September 2013	(38.3)				
	Financial year ended	(67.7)				
Profit before royalties and taxation	**December 2013**	**377.6**				
	September 2013	213.8				
	Financial year ended	1,391.3				
Royalties, mining and income taxation	**December 2013**	**732.5**				
	September 2013	(101.5)				
	Financial year ended	318.4				
- Normal taxation	**December 2013**	**(2.1)**				
	September 2013	(475.0)				
	Financial year ended	(477.1)				
- Royalties	**December 2013**	**(82.2)**				
	September 2013	(52.6)				
	Financial year ended	(230.9)				
- Deferred taxation	**December 2013**	**816.8**				
	September 2013	426.1				
	Financial year ended	1,026.4				
Profit before non-recurring items	**December 2013**	**1,110.1**				
	September 2013	112.3				
	Financial year ended	1,709.7				
Non-recurring items	**December 2013**	**(3,017.1)**				
	September 2013	(14.1)				
	Financial year ended	(3,044.2)				
Net profit	**December 2013**	**(1,907.0)**				
	September 2013	98.2				
	Financial year ended	(1,334.5)				
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**December 2013**	**238.3**				
	September 2013	119.7				
	Financial year ended	834.4				
Capital expenditure	**December 2013**	**(544.7)**	**(273.5)**	**(181.7)**	**(14.5)**	**(75.0)**
	September 2013	(366.5)	(254.6)	(111.9)	-	-
	Financial year ended	(1,861.5)	(1,269.9)	(502.1)	(14.5)	(75.0)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

All-in-costs

Gold Industry Standards Basis

Figures are in US dollar million unless otherwise stated

		Total Group Continuing Operations	South Africa Region	West Africa Region			South America
					Ghana		Peru
			South Deep[4]	Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	December 2013	(483.6)	(76.7)	(168.5)	(118.5)	(50.0)	(38.2)
	September 2013	(396.2)	(83.7)	(161.5)	(115.9)	(45.5)	(41.6)
	Financial year ended	(1,678.7)	(321.8)	(644.8)	(473.7)	(171.1)	(161.3)
Gold inventory change	December 2013	15.2	-	0.9	0.4	0.6	3.3
	September 2013	(4.2)	-	(4.9)	(9.9)	5.0	1.5
	Financial year ended	11.8	-	(19.6)	(30.8)	11.1	18.8
Inventory write-off	December 2013	-	-	-	-	-	-
	September 2013	-	-	-	-	-	-
	Financial year ended	(58.9)	-	(58.9)	(42.8)	(16.1)	-
Royalties	December 2013	(24.5)	(0.5)	(13.0)	(10.2)	(2.9)	(2.7)
	September 2013	(19.6)	(0.5)	(12.9)	(10.8)	(2.1)	(0.8)
	Financial year ended	(90.5)	(2.1)	(55.5)	(44.7)	(10.8)	(8.9)
Realised gains/losses on commodity cost hedges	December 2013	(0.1)	-	-	-	-	-
	September 2013	0.2	-	-	-	-	-
	Financial year ended	0.2	-	-	-	-	-
Community/social responsibility costs	December 2013	(11.4)	(1.1)	(7.4)	(7.6)	0.2	(2.9)
	September 2013	(1.9)	(0.7)	0.6	0.7	(0.1)	(1.8)
	Financial year ended	(19.1)	(2.2)	(9.3)	(9.1)	(0.2)	(7.6)
Non-cash remuneration – share-based payments	December 2013	(3.2)	(0.8)	(0.3)	(0.8)	0.5	0.3
	September 2013	(11.7)	(1.1)	(2.1)	(1.5)	(0.6)	(1.3)
	Financial year ended	(40.5)	(4.4)	(6.7)	(5.4)	(1.3)	(3.7)
By-product credits	December 2013	48.2	0.2	0.3	0.3	-	47.5
	September 2013	58.5	-	0.1	-	0.1	58.0
	Financial year ended	191.1	0.8	0.8	0.7	0.1	188.2
Rehabilitation amortisation and interest	December 2013	(3.5)	(0.1)	(0.9)	(0.8)	(0.1)	(0.6)
	September 2013	(2.9)	-	(1.0)	(0.9)	(0.1)	(0.3)
	Financial year ended	(11.3)	(0.4)	(3.6)	(3.4)	(0.2)	(1.7)
Sustaining capital expenditure	December 2013	(144.0)	(31.9)	(43.7)	(38.2)	(5.5)	(14.3)
	September 2013	(138.8)	(32.4)	(57.7)	(44.8)	(12.9)	(12.7)
	Financial year ended	(642.6)	(135.4)	(257.0)	(207.0)	(50.1)	(56.3)
All-in sustaining costs[2]	December 2013	(606.9)	(111.0)	(232.6)	(175.3)	(57.2)	(7.6)
	September 2013	(516.3)	(118.4)	(239.4)	(183.1)	(56.3)	1.0
	Financial year ended	(2,338.6)	(465.6)	(1,054.7)	(816.1)	(238.6)	(32.4)
All-in sustaining costs – US$/oz	December 2013	1,054	1,399	1,132	1,096	1,261	207
	September 2013	1,089	1,448	1,224	1,124	1,727	(21)
	Financial year ended	1,202	1,541	1,343	1,291	1,558	206
All-in sustaining costs – R/kg	December 2013	342,433	454,581	368,019	356,144	409,869	67,340
	September 2013	349,368	464,500	392,788	360,499	553,989	(6,722)
	Financial year ended	371,125	475,706	414,508	398,407	480,994	63,540
Exploration, feasibility and evaluation costs	December 2013	(16.9)	-	-	-	-	-
	September 2013	(25.9)	-	-	-	-	-
	Financial year ended	(122.4)	-	-	-	-	-
Non sustaining capital expenditure	December 2013	(7.0)	(3.0)	-	-	-	-
	September 2013	(15.3)	(12.4)	-	-	-	-
	Financial year ended	(89.7)	(67.0)	-	-	-	-
Total all-in cost[3]	December 2013	(630.8)	(114.1)	(232.6)	(175.3)	(57.2)	(7.6)
	September 2013	(557.6)	(131.0)	(239.4)	(183.1)	(56.3)	1.0
	Financial year ended	(2,550.8)	(532.6)	(1,054.7)	(816.1)	(238.6)	(32.4)
Total all-in cost – US$/oz	December 2013	1,095	1,436	1,132	1,096	1,261	207
	September 2013	1,176	1,599	1,224	1,124	1,727	(21)
	Financial year ended	1,312	1,763	1,343	1,291	1,558	206
Total all-in cost – R/kg	December 2013	355,925	466,908	368,019	356,144	409,869	67,340
	September 2013	377,266	513,149	392,788	360,499	553,989	(6,722)
	Financial year ended	404,788	544,190	414,508	398,407	480,994	63,540
Gold only ounces sold – (000 ounces)	December 2013	576.0	79.4	205.4	160.0	45.4	36.6
	September 2013	474.2	81.9	195.6	162.9	32.6	47.7
	Financial year ended	1,944.9	302.1	785.3	632.2	153.1	157.3

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.
[1] *Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*
[2] *All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.*
[3] *Total All-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.*
[4] *At South Deep R1.3 billion per annum (R325 million per quarter) of capital expenditure is deemed to be sustaining capital expenditure and the balance is non sustaining capital expenditure.*

All-in-costs
Gold Industry Standards Basis

Figures are in US dollar million unless otherwise stated

		Australia Region					GIP and Corporate
		Australia					
		Total	St Ives	Agnew/Lawlers	Darlot	Granny Smith	
Operating costs[1]	December 2013	(200.2)	(87.7)	(42.1)	(21.6)	(48.8)	-
-	September 2013	(109.4)	(83.0)	(26.4)	-	-	-
	Financial year ended	(550.8)	(345.5)	(135.0)	(21.6)	(48.8)	-
Gold inventory change	December 2013	11.0	11.0	(5.0)	1.3	3.7	-
	September 2013	(0.7)	(2.7)	2.0	-	-	-
	Financial year ended	12.7	8.8	(1.2)	1.3	3.7	-
Inventory write-off	December 2013	-	-	-	-	-	-
	September 2013	-	-	-	-	-	-
	Financial year ended	-	-	-	-	-	-
Royalties	December 2013	(8.3)	(3.0)	(2.7)	(0.6)	(2.1)	-
	September 2013	(5.3)	(3.4)	(1.9)	-	-	-
	Financial year ended	(24.2)	(13.9)	(7.6)	(0.6)	(2.1)	-
Realised gains/losses on commodity cost hedges	December 2013	(0.1)	(0.1)	-	-	-	-
	September 2013	0.2	0.2	-	-	-	-
	Financial year ended	0.2	0.2	-	-	-	-
Community/social responsibility costs	December 2013	-	-	-	-	-	-
	September 2013	-	-	-	-	-	-
	Financial year ended	-	-	-	-	-	-
Non-cash remuneration – share-based payments	December 2013	(0.7)	(0.5)	(0.1)	-	(0.1)	(1.6)
	September 2013	(1.6)	(1.1)	(0.5)	-	-	(5.6)
	Financial year ended	(5.6)	(3.8)	(1.6)	-	(0.1)	(20.1)
By-product credits	December 2013	0.2	0.2	-	-	-	-
	September 2013	0.4	0.2	0.2	-	-	-
	Financial year ended	1.3	0.8	0.5	-	-	-
Rehabilitation amortisation and interest	December 2013	(1.9)	(1.5)	(0.2)	-	(0.2)	-
	September 2013	(1.6)	(1.4)	(0.2)	-	-	-
	Financial year ended	(5.6)	(4.6)	(0.8)	-	(0.2)	-
Sustaining capital expenditure	December 2013	(54.1)	(26.5)	(18.3)	(1.5)	(7.8)	-
	September 2013	(35.9)	(24.7)	(11.2)	-	-	-
	Financial year ended	(193.9)	(132.3)	(52.3)	(1.5)	(7.8)	-
All-in sustaining costs[2]	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(1.6)
	September 2013	(154.0)	(115.9)	(38.1)	-	-	(5.6)
	Financial year ended	(765.9)	(490.3)	(198.0)	(22.3)	(55.2)	(20.1)
All-in sustaining costs	December 2013	998	1,091	929	1,132	888	-
– US$/oz	September 2013	1,033	1,116	842	-	-	-
	Financial year ended	1,094	1,218	919	1,132	888	-
All-in sustaining costs	December 2013	324,325	354,717	301,903	349,266	274,098	-
– R/kg	September 2013	331,366	358,231	270,082	-	-	-
	Financial year ended	337,593	375,793	283,494	349,266	274,098	-
Exploration, feasibility and evaluation costs	December 2013	-	-	-	-	-	(16.9)
	September 2013	-	-	-	-	-	(25.9)
	Financial year ended	-	-	-	-	-	(122.4)
Non sustaining capital expenditure	December 2013	-			-	-	(4.0)
	September 2013	-		-	-	-	(2.9)
	Financial year ended	-			-	-	(22.7)
Total all-in cost[3]	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(22.5)
	September 2013	(154.0)	(115.9)	(38.1)	-	-	(34.4)
	Financial year ended	(765.9)	(490.3)	(198.0)	(22.3)	(55.2)	(165.2)
Total all-in cost	December 2013	998	1,091	929	1,132	888	-
– US$/oz	September 2013	1,033	1,116	842	-	-	-
	Financial year ended	1,094	1,218	919	1,132	888	-
Total all-in cost	December 2013	324,325	354,717	301,903	349,266	274,098	-
– R/kg	September 2013	331,366	358,231	270,082	-	-	-
	Financial year ended	337,593	375,793	283,494	349,266	274,098	-
Gold only ounces sold	December 2013	254.6	99.1	73.6	19.7	62.2	-
– (000 ounces)	September 2013	149.1	103.8	45.3	-	-	-
	Financial year ended	700.2	402.7	215.6	19.7	62.2	-

Capital expenditure

Figures are in US dollar millions unless otherwise stated

		Total Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region					GIP and Corporate
				Ghana			Peru	Australia					
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/Lawlers	Darlot	Granny Smith	
Sustaining capital	December 2013	(132.5)	(31.9)	(43.7)	(38.2)	(5.5)	(14.3)	(42.7)	(18.9)	(15.0)	(1.2)	(7.6)	-
	September 2013	(128.1)	(32.5)	(57.7)	(44.8)	(12.9)	(12.7)	(25.1)	(16.8)	(8.3)	-	-	-
	Financial year ended	(606.3)	(135.4)	(257.0)	(207.0)	(50.1)	(56.3)	(157.5)	(104.3)	(44.4)	(1.2)	(7.6)	(0.1)
Project	December 2013	(7.0)	(3.0)	-	-	-	-	-	-	-	-	-	(4.0)
	September 2013	(15.4)	(12.5)	-	-	-	-	-	-	-	-	-	(2.9)
	Financial year ended	(89.6)	(67.0)	-	-	-	-	-	-	-	-	-	(22.6)
Brownfields exploration	December 2013	(11.5)	-	-	-	-	-	(11.5)	(7.7)	(3.3)	(0.3)	(0.2)	-
	September 2013	(10.7)	-	-	-	-	-	(10.7)	(7.9)	(2.9)	-	-	-
	Financial year ended	(36.4)	-	-	-	-	-	(36.4)	(28.0)	(7.9)	(0.3)	(0.2)	-
Total capital expenditure	December 2013	(151.0)	(34.9)	(43.7)	(38.2)	(5.5)	(14.3)	(54.1)	(26.5)	(18.3)	(1.5)	(7.8)	(4.0)
	September 2013	(154.1)	(44.9)	(57.7)	(44.8)	(12.9)	(12.7)	(35.9)	(24.7)	(11.2)	-	-	(2.9)
	Financial year ended	(732.3)	(202.4)	(257.0)	(207.0)	(50.1)	(56.3)	(193.9)	(132.3)	(52.3)	(1.5)	(7.8)	(22.7)

\# *Project capital expenditure under Corporate in the December quarter included US$2 million (R23 million) at the Arctic Platinum project (APP) and US$2 million (R15 million) at Chucapaca being our 51 per cent share in this project. This compared with expenditure during the September quarter which included US$2 million (R18 million) at the Arctic Platinum project (APP) and US$1 million (R14 million) at Chucapaca being our 51 per cent share in this project. The table above only includes Gold Fields' 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of US$151 million (R1,552 million) for the December quarter compared with US$152 million (R1,566 million) as reported in the Statement of cash flows.*

Notional cash expenditure##

Figures are in US dollar millions unless otherwise stated

		Total Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region					GIP and Corporate
				Ghana			Peru	Australia					
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/Lawlers	Darlot	Granny Smith	
Operating costs – US$'m	December 2013	(483.6)	(76.7)	(168.5)	(118.5)	(50.0)	(38.2)	(200.2)	(87.7)	(42.1)	(21.6)	(48.8)	-
	September 2013	(396.2)	(83.7)	(161.5)	(115.9)	(45.5)	(41.6)	(109.4)	(83.0)	(26.4)	-	-	-
	Financial year ended	(1,678.7)	(321.8)	(644.8)	(473.7)	(171.1)	(161.3)	(550.8)	(345.5)	(135.0)	(21.6)	(48.8)	-
Capital expenditure – US$'m	December 2013	(151.0)	(34.9)	(43.7)	(38.2)	(5.5)	(14.3)	(54.1)	(26.5)	(18.3)	(1.5)	(7.8)	(4.0)
	September 2013	(154.1)	(44.9)	(57.7)	(44.8)	(12.9)	(12.7)	(35.9)	(24.7)	(11.2)	-	-	(2.9)
	Financial year ended	(732.3)	(202.4)	(257.0)	(207.0)	(50.1)	(56.3)	(193.6)	(132.3)	(52.3)	(1.5)	(7.8)	(22.7)
Notional expenditure – US$/oz	December 2013	1,026	1,406	1,033	979	1,224	663	999	1,153	821	1,171	909	-
	September 2013	1,064	1,571	1,121	986	1,792	599	975	1,037	832	-	-	-
	Financial year ended	1,146	1,735	1,148	1,077	1,445	687	1,064	1,186	869	1,171	909	-
Notional Expenditure – R/kg	December 2013	334,464	456,888	335,781	318,201	397,785	215,494	324,616	374,678	266,733	361,509	280,678	-
	September 2013	341,460	504,047	359,613	316,477	574,970	192,356	312,843	332,770	267,110	-	-	-
	Financial year ended	353,627	535,533	354,461	332,293	446,030	212,004	328,267	366,207	268,094	361,509	280,678	-

Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

Underground and surface

US dollar and metric units

		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
				Ghana			Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)												
- underground	**December 2013**	**2,081**	**578**	**-**	**-**	**-**	**-**	**1,503**	**728**	**287**	**158**	**330**
	September 2013	1,352	609	-	-	-	-	743	617	126	-	-
	Financial year ended	5,907	2,302	-	-	-	-	3,605	2,375	742	158	330
- surface	**December 2013**	**7,999**	**-**	**5,818**	**4,819**	**999**	**1,640**	**541**	**479**	**62**	**-**	**-**
	September 2013	8,494	-	6,044	5,085	959	1,716	734	633	101	-	-
	Financial year ended	32,348	45	23,112	19,275	3,837	6,571	2,620	2,388	232	-	-
- total	**December 2013**	**10,080**	**578**	**5,818**	**4,819**	**999**	**1,640**	**2,044**	**1,207**	**349**	**158**	**330**
	September 2013	9,846	609	6,044	5,085	959	1,716	1,477	1,250	227	-	-
	Financial year ended	38,255	2,347	23,112	19,275	3,837	6,571	6,225	4,763	974	158	330
Yield (grams per tonne)												
- underground	**December 2013**	**4.6**	**5.4**	**-**	**-**	**-**	**-**	**4.7**	**3.2**	**7.8**	**3.9**	**5.9**
	September 2013	4.5	5.0	-	-	-	-	4.8	3.8	9.8	-	-
	Financial year ended	4.7	5.0	-	-	-	-	5.1	3.9	8.6	3.9	5.9
- surface	**December 2013**	**1.2**	**-**	**1.1**	**1.0**	**1.4**	**1.5**	**1.5**	**1.5**	**1.0**	**-**	**-**
	September 2013	1.2	-	1.0	1.0	1.1	1.6	1.4	1.4	1.7	-	-
	Financial year ended	1.2	0.5	1.1	1.0	1.2	1.5	1.4	1.4	1.3	-	-
- combined	**December 2013**	**1.9**	**4.3**	**1.1**	**1.0**	**1.4**	**1.5**	**3.9**	**2.6**	**6.6**	**3.9**	**5.9**
	September 2013	1.6	4.2	1.0	1.0	1.1	1.6	3.1	2.6	6.2	-	-
	Financial year ended	1.7	4.0	1.1	1.0	1.2	1.5	3.5	2.6	6.9	3.9	5.9
Gold produced (000 ounces)												
- underground	**December 2013**	**308.8**	**79.4**	**-**	**-**	**-**	**-**	**229.3**	**75.8**	**71.6**	**19.7**	**62.2**
	September 2013	197.3	81.9	-	-	-	-	115.4	75.7	39.6	-	-
	Financial year ended	886.8	301.4	-	-	-	-	585.5	297.6	205.7	19.7	62.2
- surface	**December 2013**	**309.9**	**-**	**205.4**	**160.0**	**45.4**	**79.2**	**25.3**	**23.3**	**2.0**	**-**	**-**
	September 2013	319.9	-	195.5	162.9	32.6	90.7	33.7	28.1	5.6	-	-
	Financial year ended	1,217.5	0.7	785.3	632.2	153.1	316.7	114.8	104.9	9.9	-	-
- total	**December 2013**	**618.6**	**79.4**	**205.4**	**160.0**	**45.4**	**79.2**	**254.6**	**99.1**	**73.6**	**19.7**	**62.2**
	September 2013	517.2	81.9	195.5	162.9	32.6	90.7	149.1	103.8	45.2	-	-
	Financial year ended	2,104.4	302.1	785.3	632.2	153.1	316.7	700.2	402.7	215.6	19.7	62.2
Operating costs (Dollar per tonne)												
- underground	**December 2013**	**121**	**134**	**-**	**-**	**-**	**-**	**116**	**92**	**141**	**137**	**148**
	September 2013	124	137	-	-	-	-	113	98	186	-	-
	Financial year ended	131	140	-	-	-	-	126	107	174	137	148
- surface	**December 2013**	**29**	**-**	**29**	**25**	**50**	**23**	**47**	**43**	**26**	**-**	**-**
	September 2013	27	-	27	23	47	24	35	35	30	-	-
	Financial year ended	28	10	28	25	45	25	37	38	27	-	-
- total	**December 2013**	**48**	**134**	**29**	**25**	**50**	**23**	**96**	**73**	**119**	**137**	**148**
	September 2013	40	137	27	23	47	24	74	66	118	-	-
	Financial year ended	44	137	28	25	45	25	88	73	139	137	148

December quarter includes 119,000 tonnes (September quarter included 96,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Administration and corporate information

Corporate Secretary

Taryn Harmse
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: taryn.harmse@goldfields.co.za

Registered Office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom Secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries

Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries

South Africa
Computershare Investor Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]

+44 20 8639 3399

Fax:+44 20 8658 3430

e-mail:ssd@capitaregistrars.com

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors, including the outcome of any investigations or litigation associated with, or arising out of, our business or operations (including the licensing thereof), that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Website
www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors
CA Carolus (*Chair*) ° K Ansah # A R Hill #° G M Wilson ° N J Holland *• (*Chief Executive Officer*) R P Menell °
D N Murray ° P A Schmidt • (*Chief Financial Officer*) D M J Ncube °

* British # Ghanaian # Canadian
° Independent Director • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 13 February 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer